

HEICO® CORPORATION





STRONG AND BUILT FOR GROWTH


PROC
MAR 0 5
THOMSON REUTERS

08
ANNUAL REPORT

PRESIDENT'S MESSAGE

Dear Fellow Shareholder:

Fiscal 2008 was another excellent year for HEICO. Net income increased 24% to a record $48,511,000, or $1.78 per diluted share, for the fiscal year ended October 31, 2008, up from $39,005,000, or $1.45 per diluted share, in fiscal 2007. Net sales increased 15% to a record $582,347,000 in fiscal 2008 from $507,924,000 for the fiscal year ended October 31, 2007.

At the same time, HEICO reported record cash flow from operations, which allowed our company to reduce our already low total debt by approximately one-third and to pay our 61st consecutive semi-annual cash dividend since 1979. In fact, our strong cash generation gave our Board of Directors the confidence to increase our cash dividend 20% for our first payment of fiscal 2009.

As financial markets faltered and the global economy weakened, HEICO remained true to its principles of growth through new products and service development, investment in our people and facilities, high quality product and service delivery, strategic acquisitions and maintenance of a conservative balance sheet. We believe that these principles will help us to continue to grow.

As usual, my annual message is followed by a question and answer session with the members of HEICO's Office of the President. I encourage you to read the question and answer session, as it provides further insight into our management philosophy.

I am especially indebted to all of HEICO's Team Members who continue to diligently perform on our Company's behalf, as well as our wonderful customers, suppliers and partners. Naturally, I am grateful to all of our shareholders for their confidence in HEICO and I thank our Board of Directors for its guidance and insight.

Sincerely,



Laurans A. Mendelson
Chairman, President and
Chief Executive Officer

February 1, 2009

QUESTIONS AND ANSWERS



We are pleased to include this question and answer session with the members of HEICO's Office of the President: Laurans A. Mendelson, Chairman, President and Chief Executive Officer; Thomas S. Irwin, Executive Vice President and Chief Financial Officer; Eric A. Mendelson, President of the Flight Support Group; and Victor H. Mendelson, President of the Electronic Technologies Group. The members of the Office of the President work closely together and have overseen HEICO's approximately 20% compound annual growth rate in sales and earnings since 1990.

Q: What were some of HEICO's major achievements in fiscal 2008?

A: Aside from our record sales, earnings and cash flow, we are proud that our operating income margin increased to 18.2% of sales from 16.9% in fiscal 2007. This was achieved through increased efficiencies and a healthy sales mix. We are also pleased that our businesses continued to successfully develop and sell new products and services to our customers worldwide.

Q: Did you make any acquisitions in fiscal 2008?

A: We completed three small acquisitions in the Flight Support Group during fiscal 2008, but we considered several other transactions on which we ultimately decided to pass. Even though we have historically pursued an active acquisition policy, we remain careful to buy businesses only if we believe they will continue to grow, offer healthy cash flow potential and are available at fair prices. In 2008, we were cautious to avoid several acquisitions we considered because they did not meet our strict criteria.

Q: Will you continue to pursue acquisitions?

A: Absolutely. HEICO remains committed to acquiring excellent businesses at fair prices. We believe that we can offer sellers an attractive opportunity to gain liquidity, but remain connected to businesses which they have developed and understand well.

Q: What's your current view on the Flight Support Group strategy?

A: We remain optimistic about our long term future. Typically, in downturns such as the current one, our market share expands and more customers become committed to our cost saving offerings. Although it does not happen instantly, we believe that our medium and long-term growth are enhanced in difficult times. Our strategy of aggressive product development and active sales programs continues unchanged, as it has been tested in prior downturns and upcycles.

Q: How has the Electronic Technologies Group strategy changed in the past fiscal year?

A: The Electronic Technologies Group increased its product offerings during the past year. Right now we are being cautious about longer term defense budget commitments, but we believe that our broad niche product offerings found on multiple platforms in multiple industries will remain successful over time. We believe that our expansion in niche medical equipment subcomponents will offer growth, even though we expect near-term weakness in medical equipment end-markets.

Q: What changes occurred in your balance sheet and borrowing capacity last year?

A: Our balance sheet remained extremely healthy and even improved. Although we have not utilized it, the size of our revolving credit facility increased from $130 million to $300 million in May, 2008. Our banking group, lead by JPMorgan and SunTrust, continues to show great confidence in HEICO and we believe that our conservative management of our balance sheet remains attractive to lenders, investors and even our customers. The conservative management of our balance sheet, plus our strong cash flow, allowed us to declare our 61st consecutive semi-annual cash dividend and to increase that dividend by 20% for our first payment of fiscal 2009 paid on January 21, 2009.

Q: How are you investing in your facilities and people to help ensure HEICO's competitiveness?

A: It has always been our company's policy to advance with the times. Typically, a few of our subsidiaries move into new facilities each year in order to replace ones that they outgrow. Fiscal 2008 was no exception, with two of our subsidiaries (one in each of our Electronic Technologies Group and the Flight Support Group) leaving their old locations and moving into nearby new, state-of-the-art facilities. We also continue to replace older equipment and to purchase new equipment for growth. Most important, we invest in our people by offering our Team Members critical training in various environments, including on-the-floor training.

GROWTH THROUGH STRATEGIC PARTNERING


Lufthansa

BUILT FOR GROWTH **19%** COMPOUND ANNUAL SALES GROWTH RATE SINCE 1990

HEICO believes that it must be more than a supplier to its customers worldwide. We believe that we must partner with our customers in order to provide strategic cost saving solutions to address their specific needs in both good and bad times. For over a decade, HEICO has pioneered innovative partnering arrangements with major customers, such as American Airlines, British Airways, China Aviation Import and Export Group Corporation, Delta Air Lines, Japan Airlines, Lufthansa and United Airlines.

Crucial to these partnering arrangements is HEICO's ability to supply a wide range of the highest quality new parts and repair services to both commercial and military aircraft operators. HEICO's goal is 100% on-time delivery with no room for error.

Opposite page, global HEICO partnerships with airlines such as Lufthansa provide a broad array of parts and services to a large range of modern commercial jetliners, such as the Airbus A-330 shown here.



Above, HEICO provides parts and repair services in numerous sections of aircraft, including, but not limited to, avionics, engines, wheels & brakes, landing gear and other airframe components.

Left, HEICO's Repair Group Team Members in Miami, FL finalize the repair of a fuselage section for a jetliner.

GROWTH THROUGH INNOVATIVE PRODUCT DEVELOPMENT



BUILT FOR GROWTH **25%** COMPOUND ANNUAL GROWTH IN OPERATING INCOME SINCE 1990

HEICO's lifeblood is new product and service development. In both our Electronic Technologies Group and our Flight Support Group, HEICO Team Members employ state-of-the-art technology and equipment to develop new products and services to respond to customer needs. All HEICO companies are committed to the concept of constant new product development.

Our businesses first learn exactly what problems our customers and partners want resolved prior to expending effort and resources. This allows us to invest the most we can into products and services with an immediate market, which strengthens our customers/partners and HEICO at the same time.

Opposite page, HEICO's Electronic Technologies Group produces critical power components for laser systems used in medical applications, such as the dental laser system being used.



Above, through a U.K. subsidiary, our Electronic Technologies Group supplies the Rutherford Appleton laboratories with resin-bonded boron carbide neutron shielding panels at the ISIS accelerator in Oxford, England. The Electronic Technologies Group has deep experience in such niche products.

Above, Analog Modules, an Electronic Technologies Group company located near Orlando, FL, has developed the critical operating components for the Stabilized Portable Optical Target Tracking Receiver, "SPOTTR." SPOTTR systems, such as the one shown here, allow U.S. and allied military to locate and decode laser signals on the battlefield and allow precision engagement of targets by laser guided munitions.

GROWTH THROUGH EFFICIENT AND HIGH QUALITY PRODUCTION



BUILT FOR GROWTH $677 MILLION IN TOTAL ASSETS

Efficient production is important to HEICO's success. All of our businesses exhibit the discipline to obtain advanced production machinery and systems, but are careful to request only what they need to service partner and customer demands. In short, we believe in staying ahead of the curve, but not in extravagant spending.

As we have said many times, our production Team Members are even more important than the equipment we use. HEICO recognizes that our Team Members are the reason why our top-notch equipment can be put to effective use. Our Team Members also know that everything we produce operates in an unforgiving and high-reliability environment where the greatest quality requirements exist.

Opposite page, using an automated Surface Mount Technology assembly system, an Electronic Technologies Group Team Member sets the parameters and controls for a production run.



Above, a Flight Support Group manufacturing specialist monitors a Laser Cutting Machine System in the manufacture of aircraft parts.

Left, the Flight Support Group manufactures and sells over 5,000 parts found on commercial and military aircraft.

GROWTH THROUGH TECHNOLOGY



BUILT FOR GROWTH **$418** MILLION OF SHAREHOLDERS' EQUITY

Opposite page, an engineer at an Electronic Technologies Group subsidiary located in Santa Barbara, CA calibrates the digital emitter engine in our MIRAGE WFRA system, which is the world's largest dynamic infrared scene simulator ever developed or currently in production.

All of HEICO's businesses operate in high technology fields. In order to do this, we must employ high technology processes throughout our operations. Whether in our new product development, production, quality or information systems departments, we have invested significantly in equipment, software and people to avail ourselves of advanced technology offerings.

By adapting to and embracing new technologies, we have been able to develop more products and services, produce these products and services more efficiently and to better manage our overall operations.



Above, the materials laboratory at our Parts Group facility in Hollywood, FL performs critical analysis on aircraft replacement parts.

Left, the Parts Group uses advanced computer modeling software in its development processes.

08

FINANCIAL STATEMENTS AND OTHER INFORMATION

Selected Financial Data	13
Management's Discussion and Analysis of Financial Condition and Results of Operations	14
Consolidated Balance Sheets	28
Consolidated Statements of Operations	29
Consolidated Statements of Shareholders' Equity and Comprehensive Income	30
Consolidated Statements of Cash Flows	31
Notes to Consolidated Financial Statements	32
Management's Report on Internal Control Over Financial Reporting and Executive Officer Certifications	56
Report of Independent Registered Public Accounting Firm	57
Market for Company's Common Equity and Related Stockholder Matters	58

SELECTED FINANCIAL DATA

For the year ended October 31,[1]	2004	2005	2006	2007	2008
(in thousands, except per share data)					
Operating Data:					
Net sales	$ 215,744	$ 269,647	$ 392,190	$ 507,924	$ 582,347
Gross profit	75,812	100,996	142,513	177,458	210,495
Selling, general and administrative expenses	43,193	56,347	75,646	91,444	104,707
Operating income	32,619[2]	44,649	66,867	86,014	105,788[6]
Interest expense	1,090	1,136	3,523	3,293	2,314
Interest and other income (expense)	26	528	639	95	(637)
Life insurance proceeds	5,000[3]	–	–	–	–
Net income	20,630[2][3]	22,812	31,888[4]	39,005[5]	48,511[6]
Weighted average number of common shares outstanding:					
Basic	24,037	24,460	25,085	25,716	26,309
Diluted	25,755	26,323	26,598	26,931	27,243
Per Share Data:					
Net income:					
Basic	$ .86[2][3]	$ .93	$ 1.27[4]	$ 1.52[5]	$ 1.84[6]
Diluted	.80[2][3]	.87	1.20[4]	1.45[5]	1.78[6]
Cash dividends	.05	.05	.08	.08	.10
Balance Sheet Data (as of October 31):					
Cash and cash equivalents	$ 214	$ 5,330	$ 4,999	$ 4,947	$ 12,562
Total assets	364,255	435,624	534,815	631,302	676,542
Total debt (including current portion)	18,129	34,124	55,061	55,952	37,601
Minority interests in consolidated subsidiaries	44,644	49,035	63,301	72,938	83,978
Shareholders' equity	247,402	273,503	317,258	371,601	417,760

(1) Results include the results of acquisitions from each respective effective date.

(2) Operating income was reduced by an aggregate of $850 in restructuring expenses recorded by certain subsidiaries of the Flight Support Group that provide repair and overhaul services, including $350 recorded within cost of sales and $500 recorded within selling, general and administrative expenses. The restructuring expenses decreased net income by $427, or $.02 per basic and diluted share.

(3) Represents proceeds from a $5,000 key-person life insurance policy maintained by a subsidiary of the Flight Support Group. The minority interest's share of this income totaled $1,000, which is reported as a component of minority interests' share of income. Accordingly, the life insurance proceeds increased net income by $4,000, or $.17 per basic and $.16 per diluted share.

(4) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities claimed for certain prior years, which increased net income by $1,002, or $.04 per basic and diluted share.

(5) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities recognized for the full fiscal 2006 year pursuant to the retroactive extension in December 2006 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which increased net income by $535, or $.02 per basic and diluted share.

(6) Operating income was reduced by an aggregate of $1,835 in impairment losses related to the write-down of certain intangible assets within the Electronic Technologies Group to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses and decreased net income by $1,140, or $.04 per basic and diluted share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company's operations are comprised of two operating segments, the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG").

The Flight Support Group consists of HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and its subsidiaries, which primarily:

› ***Designs, Manufactures, Repairs and Distributes Jet Engine and Aircraft Component Replacement Parts.*** The Flight Support Group designs, manufactures, repairs and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the Federal Aviation Administration ("FAA"). The Flight Support Group also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government.

The Electronic Technologies Group consists of HEICO Electronic Technologies Corp. ("HEICO Electronic") and its subsidiaries, which primarily:

› ***Designs and Manufactures Electronic, Microwave and Electro-Optical Equipment, High-Speed Interface Products, High Voltage Interconnection Devices and High Voltage Advanced Power Electronics.*** The Electronic Technologies Group designs, manufactures and sells various types of electronic, microwave and electro-optical equipment and components, including power supplies, laser rangefinder receivers, infrared simulation, calibration and testing equipment; electromagnetic interference shielding for commercial and military aircraft operators, electronics companies and telecommunication equipment suppliers; advanced high-technology interface products that link devices such as telemetry receivers, digital cameras, high resolution scanners, simulation systems and test systems to computers; high voltage energy generators interconnection devices, cable assemblies and wire for the medical equipment, defense and other industrial markets; and high frequency power delivery systems for the commercial sign industry.

The Company's results of operations during each of the past three fiscal years have been affected by a number of transactions. This discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein. For further information regarding the acquisitions discussed below, see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. The acquisitions have been accounted for using the purchase method of accounting and are included in the Company's results of operations from the effective dates of acquisition.

In May 2006 and September 2006, the Company, through HEICO Aerospace, acquired all of the stock of Arger Enterprises, Inc. and its related companies (collectively "Arger") and an 80% interest in Prime Air, Inc. and its affiliate (collectively "Prime"), respectively. Under the Prime transaction, a new subsidiary was formed, Prime Air, LLC ("Prime Air"), which acquired substantially all of the assets and assumed certain liabilities of Prime. Prime Air is owned 80% by the Company and 20% by certain members of Prime's management group.

In April and September 2007, the Company, through HEICO Electronic, acquired all of the stock of FerriShield, Inc. ("FerriShield") and EMD Technologies Inc. ("EMD"), respectively. In May 2007 and August 2007, the Company, through HEICO Aerospace, acquired certain assets of a supplier and substantially all of the assets of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts, respectively. The purchase price of the supplier's assets was paid using cash provided by operating activities.

During the first quarter of fiscal 2007, the Company, through HEICO Aerospace, acquired an additional 10% of the equity interests in one of its subsidiaries, which increased the Company's ownership interest to 90%. During both April 2007 and 2008, the Company, through HEICO Electronic, acquired an additional .75% of the equity interests in one of its subsidiaries, which increased the Company's ownership interest from 85% to 86.5%. The purchase prices of the acquired equity interests were paid using cash provided by operating activities.

In November 2007, the Company, through an 80%-owned subsidiary of HEICO Aerospace, acquired all of the stock of a European company that supplies aircraft parts for sale and exchange and provides repair management services. In January and February 2008, the Company, through HEICO Aerospace, acquired certain assets and assumed certain liabilities of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts and acquired an 80% interest in certain assets and certain liabilities of a U.S. company that is an FAA-approved repair station which specializes in avionics, respectively. The remaining 20% of the repair station's equity interests are principally owned by certain members of the acquired company's management.

In April 2008, the Company, through HEICO Aerospace, acquired an additional 7% of the equity interests in one of its subsidiaries, which increased the Company's ownership interest to 58%.

The purchase price of each fiscal 2007 and 2008 acquisition was paid in cash using proceeds from the Company's revolving credit facility unless otherwise noted and was not significant to the Company's consolidated financial statements individually.

CRITICAL ACCOUNTING POLICIES

The Company believes that the following are its most critical accounting policies, some of which require management to make judgments about matters that are inherently uncertain.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to cost estimates. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. The percentage of the Company's net sales recognized under the percentage-of-completion method was approximately 3%, 3% and 4% in fiscal 2008, 2007 and 2006, respectively. The aggregate effects of changes in estimates relating to long-term contracts did not have a significant effect on net income or diluted net income per share in fiscal 2008, 2007 or 2006.

Valuation of Accounts Receivable

The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay and economic conditions within and outside of the aviation, defense, space and electronics industries. Actual bad debt expense could differ from estimates made.

Valuation of Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand and estimates the amount necessary to write-down its slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

Purchase Accounting

The Company applies the purchase method of accounting to its acquisitions. Under this method, the purchase price, including any capitalized acquisition costs, is allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair market values, with any excess recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. The Company determines the fair values of such assets, principally intangible assets, generally in consultation with third-party valuation advisors.

Valuation of Goodwill and Other Intangible Assets

The Company tests goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any. The determination of fair value requires the Company to make a number of estimates, assumptions and judgments of such factors as earnings multiples, projected revenues and operating expenses and the Company's weighted average cost of capital. If there is a material change in such assumptions used by the Company in determining fair value or if there is a material change in the conditions or circumstances influencing fair value, the Company could be required to recognize a material impairment charge. Based on the annual goodwill test for impairment as of October 31, 2008, the Company determined there is no impairment of its goodwill.

The Company tests each non-amortizing intangible asset for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company also tests each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. These tests consist of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires the Company to make a number of estimates, assumptions and judgments of such factors as projected revenues and earnings and from discount rates. Based on the impairment tests conducted during fiscal 2008, the Company recognized pre-tax impairment losses of $1.3 million and $.5 million related to the write-down of certain customer relationships and trade names, respectively, within the ETG to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations.

RESULTS OF OPERATIONS

The following table sets forth the results of the Company's operations, net sales and operating income by operating segment and the percentage of net sales represented by the respective items in the Company's Consolidated Statements of Operations:

For the year ended October 31,	2008	2007	2006
Net sales	$ 582,347,000	$ 507,924,000	$ 392,190,000
Cost of sales	371,852,000	330,466,000	249,677,000
Selling, general and administrative expenses	104,707,000	91,444,000	75,646,000
Total operating costs and expenses	476,559,000	421,910,000	325,323,000
Operating income	$ 105,788,000	$ 86,014,000	$ 66,867,000
Net sales by segment:			
Flight Support Group	$ 436,810,000	$ 383,911,000	$ 277,255,000
Electronic Technologies Group	146,044,000	124,035,000	115,021,000
Intersegment sales	(507,000)	(22,000)	(86,000)
	$ 582,347,000	$ 507,924,000	$ 392,190,000
Operating income by segment:			
Flight Support Group	$ 81,184,000	$ 67,408,000	$ 46,840,000
Electronic Technologies Group	38,775,000	33,870,000	34,026,000
Other, primarily corporate	(14,171,000)	(15,264,000)	(13,999,000)
	$ 105,788,000	$ 86,014,000	$ 66,867,000

Table continues on next page

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended October 31,	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Gross profit	36.1%	34.9%	36.3%
Selling, general and administrative expenses	18.0%	18.0%	19.3%
Operating income	18.2%	16.9%	17.0%
Interest expense	0.4%	0.6%	0.9%
Interest and other (expense) income	(0.1%)	0.0%	0.2%
Income tax expense	6.1%	5.4%	5.3%
Minority interests' share of income	3.2%	3.2%	2.9%
Net income	8.3%	7.7%	8.1%

COMPARISON OF FISCAL 2008 TO FISCAL 2007

Net Sales

Net sales in fiscal 2008 increased by 14.7% to $582.3 million, as compared to net sales of $507.9 million in fiscal 2007. The increase in net sales reflects an increase of $52.9 million (a 13.8% increase) to $436.8 million in net sales within the FSG and an increase of $22.0 million (a 17.7% increase) to $146.0 million in net sales within the ETG. The FSG's net sales increase reflects organic growth of approximately 10% as well as the impact on net sales from the fiscal 2008 acquisitions. The organic growth principally represents higher sales of new products and services and increased demand for the FSG's aftermarket replacement parts and repair and overhaul services. The ETG's net sales increase reflects the impact on net sales from prior year acquisitions as well as organic growth of approximately 9% principally due to increased demand for certain products.

The Company's net sales in both fiscal 2008 and 2007 by market approximated 69% from the commercial aviation industry, 16% from the defense and space industries and 15% from other industrial markets including medical, electronics and telecommunications.

Gross Profit and Operating Expenses

The Company's gross profit margin increased to 36.1% in fiscal 2008 as compared to 34.9% in fiscal 2007, principally reflecting higher margins within the FSG and the ETG primarily due to a more favorable product mix. Consolidated cost of sales in fiscal 2008 and 2007 includes approximately $18.4 million and $16.5 million, respectively, of new product research and development expenses.

Selling, general and administrative ("SG&A") expenses were $104.7 million and $91.4 million in fiscal 2008 and 2007, respectively. The increase in SG&A expenses was mainly due to higher operating costs, principally personnel related, associated with the growth in net sales discussed above and the additional operating costs associated with the acquired businesses. As a percentage of net sales, SG&A expenses were 18.0% in fiscal 2008 and 2007.

Operating Income

Operating income in fiscal 2008 increased by 23.0% to $105.8 million, compared to operating income of $86.0 million in fiscal 2007. The increase in operating income reflects an increase of $13.8 million (a 20.4% increase) to $81.2 million in operating income of the FSG in fiscal 2008, an increase of $4.9 million (a 14.5% increase) to $38.8 million in operating income of the ETG in fiscal 2008 and a $1.1 million decrease in corporate expenses.

As a percentage of net sales, operating income increased to 18.2% in fiscal 2008 compared to 16.9% in fiscal 2007. The increase in operating income as a percentage of net sales reflects an increase in the FSG's operating income as a percentage of net sales to 18.6% in fiscal 2008 compared to 17.6% in fiscal 2007, partially offset by a decrease in the ETG's operating income as a percentage of net sales from 27.3% in fiscal 2007 to 26.6% in fiscal 2008. The increase in the FSG's operating income as a percentage of net sales principally reflects the aforementioned increased gross profit margins. The decrease in the ETG's operating income as a percentage of net sales principally reflects an aggregate of $1.8 million in impairment losses related to the write-down of certain intangible assets to their estimated fair values recognized in fiscal 2008.

Interest Expense

Interest expense decreased to $2.3 million in fiscal 2008 from $3.3 million in fiscal 2007. The decrease was principally due to lower interest rates.

Interest and Other (Expense) Income

Interest and other (expense) income in fiscal 2008 and 2007 were not material.

Income Tax Expense

The Company's effective tax rate for fiscal 2008 increased to 34.5% from 33.2% in fiscal 2007. The increase was principally related to the December 2006 retroactive extension for the two year period covering January 1, 2006 to December 31, 2007 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code. As a result of this retroactive extension, the Company recognized an income tax credit for qualified research and development activities for the full fiscal 2006 year in fiscal 2007, which increased net income, net of expenses, by approximately $.5 million.

For a detailed analysis of the provision for income taxes, see Note [illegible], Income Taxes, of the Notes to Consolidated Financial Statements.

Minority Interests' Share of Income

Minority interests' share of income of consolidated subsidiaries relates to the 20% minority interests held in HEICO Aerospace and the minority interests held in certain subsidiaries of HEICO Aerospace and HEICO Electronic. The increase in the minority interests' share of income in fiscal 2008 compared to fiscal 2007 was attributable to the higher earnings of the FSG and certain ETG subsidiaries in which the minority interests exist.

Net Income

The Company's net income was $48.5 million, or $1.78 per diluted share, in fiscal 2008 compared to $39.0 million, or $1.45 per diluted share, in fiscal 2007 reflecting the increased operating income referenced above, partially offset by the increased minority interests' share of certain consolidated subsidiaries.

Outlook

As the Company looks forward to fiscal 2009, HEICO will continue its focus on developing new products and services, further market penetration, additional acquisition opportunities and maintaining its financial strength. The Company is targeting growth in net sales, earnings and net cash provided by operating activities in fiscal 2009 over fiscal 2008 results despite the global economic strains facing its markets and customers, including the impact of expected capacity reductions in the commercial airline industry.

COMPARISON OF FISCAL 2007 TO FISCAL 2006

Net Sales

Net sales in fiscal 2007 increased by 29.5% to $507.9 million, as compared to net sales of $392.2 million in fiscal 2006. The increase in net sales reflects an increase of $106.7 million (a 38.5% increase) to $383.9 million in net sales within the FSG and an increase of $9.0 million (a 7.8% increase) to $124.0 million in net sales within the ETG. The FSG's net sales increase reflects organic growth of approximately 21% and certain prior year acquisitions, principally Arger and Prime Air. The organic growth reflects increased sales of new products and services and continued increased demand for the FSG's aftermarket replacement parts and repair and overhaul services within the commercial airline industry. The ETG's net sales increase reflects organic growth of approximately 5% as well as the impact on net sales from the fiscal 2007 acquisitions. The organic growth principally reflects increased demand for certain products.

The Company's net sales in fiscal 2007 by market approximated 69% from the commercial aviation industry, 16% from the defense and space industries and 15% from other industrial markets including medical, electronics and telecommunications. The Company's net sales in fiscal 2006 by market approximated 64% from the commercial aviation industry, 19% from the defense and space industries and 17% from other industrial markets including medical, electronics and telecommunications.

Gross Profit and Operating Expenses

The Company's gross profit margin decreased to 34.9% in fiscal 2007 as compared to 36.3% in fiscal 2006, reflecting lower margins within the ETG due principally to a less favorable product mix. Consolidated cost of sales in fiscal 2007 and 2006 includes approximately $16.5 million and $15.3 million, respectively, of new product research and development expenses.

SG&A expenses were $91.4 million and $75.6 million in fiscal 2007 and 2006, respectively. The increase in SG&A expenses was mainly due to higher operating costs, principally personnel related, associated with the growth in net sales discussed above including acquisitions and an increase in corporate expenses. The increase in corporate expenses reflects higher compensation and performance awards based on improvement in consolidated operating results.

As a percentage of net sales, SG&A expenses decreased to 18.0% in fiscal 2007 compared to 19.3% in fiscal 2006. The decrease as a percentage of net sales is due to efficiencies in controlling costs while increasing revenues.

Operating Income

Operating income in fiscal 2007 increased by 28.6% to $86.0 million, compared to operating income of $66.9 million in fiscal 2006. The increase in operating income reflects an increase of $20.6 million (a 43.9% increase) to $67.4 million in operating income of the FSG in fiscal 2007, partially offset by a $.2 million decrease (a .5% decrease) in operating income of the ETG to $33.9 million in fiscal 2007 and a $1.3 million increase in corporate expenses as discussed above.

As a percentage of net sales, operating income decreased slightly to 16.9% in fiscal 2007 compared to 17.0% in fiscal 2006. The decrease in operating income as a percentage of net sales reflects a decrease in the ETG's operating income as a percentage of net sales from 29.6% in fiscal 2006 to 27.3% in fiscal 2007, partially offset by an increase in the FSG's operating income as a percentage of net sales from 16.9% in fiscal 2006 to 17.6% in fiscal 2007. The decrease in the ETG's operating income as a percentage of net sales principally reflects the lower gross profit margins discussed previously. The increase in the FSG's operating income as a percentage of net sales reflects the increase in net sales and operating efficiencies within SG&A expenses.

Interest Expense

Interest expense decreased to $3.3 million in fiscal 2007 from $3.5 million in fiscal 2006. The decrease was principally due to a lower weighted average balance outstanding under the revolving credit facility in fiscal 2007, partially offset by higher interest rates. Additional information about the Company's revolving credit facility may be found within "Financing Activities," which follows.

Interest and Other Income

Interest and other income in fiscal 2007 and 2006 were not material.

Income Tax Expense

The Company's effective tax rate for fiscal 2007 increased to 33.2% from 32.7% in fiscal 2006. The increase is principally due to the phase-out of the extraterritorial income ("ETI") exclusion provisions pursuant to the American Jobs Creation Act of 2004 that had resulted in a tax benefit on export sales, partially offset by a higher amount of the minority interests' share of income excluded from the Company's 2007 consolidated income subject to federal income taxes.

The effective tax rate for fiscal 2007 reflects an income tax credit (net of expenses) for qualified research and development activities recognized for the full fiscal 2006 year in fiscal 2007. The fiscal 2006 tax credit was recorded pursuant to the December 2006 retroactive extension for the two year period covering January 1, 2006 to December 31, 2007 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code and increased net income by approximately $.5 million in fiscal 2007.

Income tax expense in fiscal 2006 includes an income tax credit for qualified research and development activities claimed in the Company's income tax return for fiscal 2005 and amended returns for previous tax years that were filed in fiscal 2006. The aggregate tax credit, net of expenses, increased net income by approximately $1.0 million in fiscal 2006.

For a detailed analysis of the provision for income taxes, see Note 6, Income Taxes, of the Notes to Consolidated Statements of Operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Minority Interests' Share of Income

Minority interests' share of income of consolidated subsidiaries relates to the 20% minority interest held in HEICO Aerospace and the minority interests held in certain subsidiaries of HEICO Aerospace and HEICO Electronic. The increase in the minority interests' share of income in fiscal 2007 compared to fiscal 2006 is primarily attributable to the higher earnings of the FSG as well as the September 2006 acquisition of Prime Air.

Net Income

The Company's net income was $39.0 million, or $1.45 per diluted share, in fiscal 2007 compared to $31.9 million, or $1.20 per diluted share, in fiscal 2006 reflecting the increased operating income referenced above, partially offset by the increased minority interests' share of certain consolidated subsidiaries.

INFLATION

The Company has generally experienced increases in its costs of labor, materials and services consistent with overall rates of inflation. The impact of such increases on the Company's net income has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capitalization was as follows:

As of October 31,	2008	2007
Cash and cash equivalents	$ 12,562,000	$ 4,947,000
Total debt (including current portion)	37,601,000	55,952,000
Shareholders' equity	417,760,000	371,601,000
Total capitalization (debt plus equity)	455,361,000	427,553,000
Total debt to total capitalization	8%	13%

In addition to cash and cash equivalents of $12.6 million, the Company had $261.6 million of unused availability under the terms of its revolving credit facility as of October 31, 2008. The Company's principal uses of cash include acquisitions, payments of principal and interest on debt, capital expenditures, cash dividends and increases in working capital. The Company finances its activities primarily from its operating activities and financing activities, including borrowings under short-term and long-term credit agreements.

Based on the Company's current outlook, the Company believes that its net cash provided by operating activities and available borrowings under its revolving credit facility will be sufficient to fund cash requirements for the foreseeable future.

Operating Activities

Net cash provided by operating activities was $73.2 million for fiscal 2008, principally reflecting net income of $48.5 million, minority interests' share of income of $18.9 million, depreciation and amortization of $15.1 million, a tax benefit related to stock option exercises of $6.2 million, deferred income tax provision of $3.6 million and impairment losses of intangible assets aggregating $1.8 million, partially offset by an increase in net operating assets of $17.1 million and the presentation of $4.3 million of excess tax benefit from stock option exercises as a financing activity. The increase in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects a higher investment in inventories by the FSG required to meet sales demand associated with new product offerings, sales growth, and increased lead times on certain raw materials; and an increase in accounts receivable due to sales growth; partially offset by higher current liabilities associated with increased sales and purchases and higher accrued employee compensation and related payroll taxes.

Net cash provided by operating activities was $57.5 million for fiscal 2007, principally reflecting net income of $39.0 million, minority interests' share of income of $16.3 million, depreciation and amortization of $12.2 million, a tax benefit related to stock option exercises of $6.9 million, and a deferred income tax provision of $2.8 million, partially offset by an increase in net operating assets of $16.0 million and the presentation of $5.3 million of excess tax benefit from stock option exercises as a financing activity. The increase in net operating assets primarily reflects a higher investment in inventories by the FSG required to meet increased sales demand associated with new product offerings, sales growth, improved product delivery times, and higher prices of certain raw materials; and an increase in accounts receivable due to sales growth; partially offset by higher current liabilities associated with increased sales and purchases and higher accrued employee compensation and related payroll taxes.

Net cash provided by operating activities was $46.9 million for fiscal 2006, principally reflecting net income of $31.9 million, minority interests' share of income of $11.2 million, depreciation and amortization of $10.6 million, a tax benefit related to stock option exercises of $2.2 million, a deferred income tax provision of $2.6 million, and stock option compensation expense of $1.4 million, partially offset by an increase in net operating assets of $12.0 million and the presentation of $1.6 million of excess tax benefit from stock option exercises as a financing activity. The increase in net operating assets primarily reflects a higher investment in inventories required to meet increased sales demand associated with new product offerings, sales growth, and increased lead times on certain raw materials; and an increase in accounts receivable due to sales growth; partially offset by higher current liabilities associated with increased sales and purchases and higher accrued employee compensation and related payroll taxes.

Investing Activities

Net cash used in investing activities during the three fiscal year period ended October 31, 2008 primarily relates to several acquisitions, including contingent payments and the acquisitions of certain minority interests, totaling $135.5 million, including $29.0 million in fiscal 2008, $48.4 million in fiscal 2007 and $58.1 million in fiscal 2006. Further details on acquisitions may be found under the caption "Overview" and Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Capital expenditures aggregated $36.3 million over the last three fiscal years, primarily reflecting the expansion of existing production facilities and capabilities, which were generally funded using cash provided by operating activities.

Financing Activities

During the three fiscal year period ended October 31, 2008, the Company borrowed an aggregate $155.0 million under its revolving credit facility principally to fund acquisitions, including $50.0 million in fiscal 2008, $46.0 million in fiscal 2007 and $59.0 million in fiscal 2006. Further details on acquisitions may be found under the caption "Overview" and Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Repayments on the revolving credit facility aggregated $150.0 million over the last three fiscal years, including $66.0 million in fiscal 2008, $46.0 million in fiscal 2007 and $38.0 million in fiscal 2006. For the three year fiscal period ended October 31, 2008, the Company received proceeds from stock option exercises aggregating $14.3 million, made distributions to minority interest owners aggregating $17.2 million, paid cash dividends aggregating $6.7 million, paid the matured industrial development revenue bonds aggregating $2.0 million, and made net repayments of $2.0 million on the Company's short-term line of credit. Net cash provided by financing activities also includes the presentation of $4.3 million, $5.3 million and $1.6 million of excess tax benefit from stock option exercises in fiscal 2008, 2007 and 2006, respectively.

In May 2008, the Company amended its revolving credit facility by entering into a $300 million Second Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate, which matures in May 2013. Under certain circumstances, the maturity may be extended for two one-year periods. The Credit Facility also includes a feature that will allow the Company to increase the Credit Facility, at its option, up to $500 million through increased commitments from existing lenders or the addition of new lenders. The Credit Facility may be used for working capital and general corporate needs of the Company, including letters of credit, capital expenditures and to finance acquisitions. Advances under the Credit Facility accrue interest at the Company's choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, minority interest and non-cash charges, or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins for LIBOR-based borrowings range from .625% to 2.25%. A fee is charged on the amount of the unused commitment ranging from .125% to .35% (depending on the Company's leverage ratio). The Credit Facility also includes a $50 million sublimit for borrowings made in euros, a $30 million sublimit for letters of credit and a $20 million swingline sublimit. The Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of the leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. In the event the Company's leverage ratio exceeds a specified level, the Credit Facility would become secured by the capital stock owned in substantially all of the Company's subsidiaries. As of October 31, 2008, the Company's leverage ratio was significantly below such specified level. See Note 5, Short-Term and Long-Term Debt, of the Notes to Consolidated Financial Statements for further information regarding the revolving credit facility.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of October 31, 2008:

Payments due by fiscal period	Total	2009	2010 - 2011	2012 - 2013	Thereafter
Short-term and long-term debt obligations[1]	$ 37,489,000	$ 162,000	$ 275,000	$ 37,052,000	$ –
Capital lease obligations and equipment loans[1]	112,000	58,000	54,000	–	–
Operating lease obligations[2]	32,193,000	5,749,000	10,079,000	7,300,000	9,065,000
Purchase obligations[3][4][5]	8,960,000	8,758,000	202,000	–	–
Other long-term liabilities[6][7]	259,000	56,000	99,000	76,000	28,000
Total contractual obligations	$ 79,013,000	$ 14,783,000	$ 10,709,000	$ 44,428,000	$ 9,093,000

(1) Excludes interest charges on borrowings and the fee on the amount of any unused commitment that the Company may be obligated to pay under its revolving credit facility as such amounts vary. Also excludes interest charges associated with notes payable, capital lease obligations and equipment loans as such amounts are not material. See Note 5, Short-Term and Long-Term Debt, of the Notes to Consolidated Financial Statements and "Financing Activities" above for additional information regarding the Company's long-term debt and capital lease obligations and equipment loans.

(2) See Note 14, Commitments and Contingencies – Lease Commitments, of the Notes to Consolidated Financial Statements for additional information regarding the Company's operating lease obligations.

(3) Includes an aggregate of $735,000 of commitments for capital expenditures as well as purchase obligations of inventory and supplies that extend beyond one year. All purchase obligations of inventory and supplies in the ordinary course of business (i.e., with deliveries scheduled within the next year) are excluded from the table.

(4) Also includes accrued additional contingent purchase consideration of $2,197,000 payable in fiscal 2009 relating to a previous year acquisition (see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements). The amounts in the table do not include the additional contingent purchase consideration the Company may have to pay based on future earnings of certain acquired businesses, which is further discussed in "Off-Balance Sheet Arrangements – Acquisitions – Additional Contingent Purchase Consideration" below. The maximum amount of such contingent consideration that the Company could be required to pay aggregates approximately $82 million payable over the future periods beginning in fiscal 2010 through fiscal 2013. Assuming the subsidiaries perform over their respective future measurement periods at the same earnings levels they performed in the comparable historical measurement periods, the aggregate amount of such contingent consideration that the Company would be required to pay is approximately $5 million. The actual contingent purchase consideration will likely be different.

(5) As further explained below in "Off-Balance Sheet Arrangements – Acquisitions – Put/Call Rights," the minority interest holders of certain subsidiaries have rights ("Put Rights") that may be exercised on varying dates causing the Company to purchase their equity interests beginning in fiscal 2009 through fiscal 2018. The amounts in the table include $6,028,000 payable in 2009 (of which $1.2 million was accrued as of October 31, 2008) pursuant to the exercise of such Put Rights by the minority interest holders of three of the Company's subsidiaries. Amounts that may be paid in years subsequent to fiscal 2009 have been excluded from the table as such amounts are either contingent upon the exercise of Put Rights and/or based on a multiple of future earnings, both which are uncertain at this time. Assuming the subsidiaries perform over their respective future measurement periods at the same earnings levels they performed in the comparable historical measurement periods and assuming all Put Rights are exercised, the aggregate additional amount that the Company would be required to pay is approximately $44 million. The actual amount will likely be different. In December 2008, the Company and the minority interest holders of one of the Company's subsidiaries agreed to accelerate the Company's purchase of a portion of the minority interests from fiscal 2010 to fiscal 2009 for an estimated purchase price of $4.7 million (see Note 16, Subsequent Event, of the Notes to Consolidated Financial Statements). This amount is not reflected in the table above.

(6) Represents projected payments aggregating $259,000 under the Company's Directors Retirement Plan, which is explained further in Note 9, Retirement Plans, of the Notes to Consolidated Financial Statements (the plan is unfunded and the Company pays benefits directly). The amounts in the table do not include amounts related to the Leadership Compensation Plan or the Company's other deferred compensation arrangement as there is a related asset or an offsetting asset, respectively, included in the Company's Consolidated Balance Sheets. See Note 3, Selected Financial Statement Information – Other Non-Current Liabilities, of the Notes to Consolidated Financial Statements for further information about these two deferred compensation plans.

(7) The amounts in the table do not include approximately $5,513,000 of the Company's FIN 48 liability for unrecognized tax benefits as it is uncertain as to if or when such amounts may be settled with taxing authorities. See Note 6, Income Taxes, of the Notes to Consolidated Financial Statements and "New Accounting Pronouncements" below for additional information regarding the Company's adoption of FIN 48 provisions.

OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

The Company has arranged for standby letters of credit aggregating $1.4 million to meet the security requirement of its insurance company for potential workers' compensation claims, which are supported by the Company's revolving credit facility.

Acquisitions – Put/Call Rights

Pursuant to the purchase agreement related to the acquisition of an 80% interest in a subsidiary by the FSG in fiscal 2001, the Company acquired an additional 10% of the equity interests of the subsidiary in fiscal 2007. The Company has provided notice to the minority interest holder that it will purchase the remaining 10% interest effective October 31, 2008. Accordingly, the Company accrued $1.2 million as of October 31, 2008 related to the purchase of this equity interest, which was paid in December 2008.

As part of the agreement to acquire an 80% interest in a subsidiary by the ETG in fiscal 2004, the Company has the right to purchase the minority interests over a five-year period beginning at approximately the tenth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase their interests over a five-year period commencing on approximately the fifth anniversary of the acquisition, or sooner under certain conditions.

Pursuant to the purchase agreement related to the acquisition of a 85% interest in a subsidiary by the ETG in fiscal 2005, certain minority interest holders exercised their option during fiscal 2007 to cause the Company to purchase their aggregate 3% interest over a four-year period ending in fiscal 2010. Accordingly, the Company increased its ownership interest in the subsidiary by 1.5% (or one-fourth of such minority interest holders' aggregate interest in fiscal 2007 and 2008, respectively) to 86.5% effective April 2008. Further, the remaining minority interest holders currently have the right to cause the Company to purchase their aggregate 12% interest over a four-year period.

Pursuant to the purchase agreement related to the acquisition of a 51% interest in a subsidiary by the FSG in fiscal 2006, the minority interest holders exercised their option during fiscal 2008 to cause the Company to purchase an aggregate 28% interest over a four-year period ending in fiscal 2011. Accordingly, the Company increased its ownership interest in the subsidiary by 7% (or one-fourth of such minority interest holders' aggregate interest) to 58% effective April 2008. In December 2008, the Company and the minority interest holders agreed to accelerate the purchase of 14% of these equity interests (7% from April 2009 and 7% from April 2010) to December 2008. The estimated purchase price of this 14% interest is $9.3 million (see Note 16, Subsequent Event, of the Notes to Consolidated Financial Statements). Further, the Company has the right to purchase the remaining 21% of the equity interests of the subsidiary over a three-year period beginning approximately after the fourth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of the agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2006, the Company has the right to purchase the minority interests over a four-year period beginning at approximately the eighth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of an agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2008, the Company has the right to purchase the minority interests over a five-year period beginning at approximately the sixth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

The above referenced rights of the minority interest holders ("Put Rights") may be exercised on varying dates causing the Company to purchase their equity interests beginning in fiscal 2009 through fiscal 2018. The Put Rights, all of which relate either to common shares or membership interests in limited liability companies, provide that the cash consideration to be paid for the minority interests ("Redemption Amount") be at a formula that management intended to reasonably approximate fair value, as defined in the applicable agreements based on a multiple of future earnings over a measurement period. Upon exercise of any Put Right, the Company's ownership interest in the subsidiary would increase and minority interest expense would decrease. The Put Rights are embedded in the shares owned by the minority interest holders and are not freestanding. Consistent with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," minority interests have been recorded on the Company's consolidated balance sheets at historical cost plus an allocation of subsidiary earnings based on ownership interests, less dividends paid to the minority interest holders. As described in Note 1, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 160 in December 2007 that will change the current accounting and financial reporting for non-controlling (minority) interests. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. The Company will adopt SFAS No. 160 on November 1, 2009. SFAS No. 160 will require that non-controlling (minority) interests be reported in the consolidated balance sheet within equity. The Company is not yet in a position to assess the full impact and related disclosure of adopting SFAS No. 160 on its minority interest liabilities and related Put Rights.

Acquisitions – Additional Contingent Purchase Consideration

As part of the agreement to purchase a subsidiary by the ETG in fiscal 2005, the Company may be obligated to pay additional purchase consideration currently estimated to total up to $2.7 million should the subsidiary meet certain product line-related earnings objectives during the fourth and fifth years following the acquisition.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2006, the Company may be obligated to pay additional purchase consideration up to $19.2 million based on the subsidiary's fiscal 2009 earnings relative to target.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2007, the Company may be obligated to pay additional purchase consideration up to 73 million Canadian dollars in aggregate, which translates to $59.7 million U.S. dollars based on the October 31, 2008 exchange rate, should the subsidiary meet certain earnings objectives during the first five years following the acquisition.

As part of the agreement to acquire a subsidiary by the FSG in fiscal 2008, the Company may be obligated to pay additional consideration of up to approximately $.4 million in aggregate should the subsidiary meet certain earnings objectives during the third, fourth and fifth years following the acquisition.

The above referenced additional contingent purchase consideration will be accrued when the earnings objectives are met. Such additional contingent consideration is based on a multiple of earnings above a threshold (subject to a cap in certain cases) and is not contingent upon the former shareholders of the acquired entities remaining employed by the Company or providing future services to the Company. Accordingly, such consideration will be recorded as an additional cost of the respective acquired entity when paid.

For additional information on the aforementioned acquisitions see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

Effective November 1, 2007, the Company adopted FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," and began evaluating tax positions utilizing a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement and recognizing that amount in the financial statements. As a result of adopting the provisions of FIN 48, the Company recognized a cumulative effect adjustment that decreased retained earnings as of the beginning of fiscal 2008 by $639,000. Further, effective with the adoption of FIN 48, the Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. Interest and penalties, which were not significant in fiscal 2007, were previously recorded in interest expense and in selling, general and administrative expenses, respectively, in the Company's Consolidated Statements of Operations. Further information regarding income taxes can be found in Note 6, Income Taxes, of the Notes to Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in accordance with generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, or in fiscal 2009 for HEICO. In February 2008, the FASB issued FASB Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157." FSP No. SFAS 157-2 delays the effective date of SFAS No. 157 by one year for nonfinancial assets and nonfinancial liabilities, except for the items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is currently in the process of evaluating the effect, if any, the adoption of SFAS No. 157 will have on its results of operations, financial position and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, or in fiscal 2009 for HEICO. The Company has not yet determined if it will elect to apply any of the provisions of SFAS No. 159 and is currently evaluating the effect, if any, the adoption of SFAS No. 159 will have on its results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS No. 141(R) is a revision of SFAS No.141 and retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (formerly the "purchase accounting" method) be used for all business combinations and for an acquirer to be identified for each business combination. However, SFAS No. 141(R) changes the approach of applying the acquisition method in a number of significant areas, including that acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No.141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first fiscal year subsequent to December 15, 2008, or in fiscal 2010 for HEICO. The Company is in the process of evaluating the effect the adoption of SFAS No. 141(R) will have on its results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." This statement requires the recognition of a noncontrolling interest (previously referred to as minority interest) as a separate component within equity in the consolidated balance sheet. It also requires the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented within the consolidated statement of operations. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, or in fiscal 2010 for HEICO. The Company is in the process of evaluating the effect the adoption of SFAS No. 160 will have on its results of operations, financial position and cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133." SFAS No. 161 expands the disclosure requirements in SFAS No. 133 about an entity's derivative instruments and hedging activities. It requires enhanced disclosures about (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, or in the second quarter of fiscal 2009 for HEICO. The Company is currently in the process of evaluating the effect the adoption of SFAS No. 161 will have on its financial statement disclosures.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to remove the hierarchy of generally accepted accounting principles from the auditing standards. The Company is currently in the process of evaluating the effect, if any, the adoption of SFAS No. 162 will have on its results of operations, financial position and cash flows.

FORWARD LOOKING STATEMENTS

Certain statements in this Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and the words "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statements contained herein, in press releases, written statements, or other documents filed with the Securities and Exchange Commission or in communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, concerning our operations, economic performance and financial condition are subject to known and unknown risks, uncertainties and contingencies. We have based these forward-looking statements on our current expectations and projections about future events. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to:

- Lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services;
- Product specification costs and requirements, which could cause an increase to our costs to complete contracts;
- Governmental and regulatory demands, export policies and restrictions, reductions in defense, space or homeland security spending by U.S. and/or foreign customers or competition from existing and new competitors, which could reduce our sales;
- HEICO's ability to introduce new products and product pricing levels, which could reduce our sales or sales growth;

- HEICO's ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest rates and economic conditions within and outside of the aviation, defense, space and electronics industries, which could negatively impact our costs and revenues; and
- HEICO's ability to maintain effective internal controls, which could adversely affect our business and the market price of our common stock.

We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary market risk to which the Company has exposure is interest rate risk, mainly related to its revolving credit facility, which has variable interest rates. Interest rate risk associated with the Company's variable rate debt is the potential increase in interest expense from an increase in interest rates. Periodically, the Company enters into interest rate swap agreements to manage its interest expense. The Company did not have any interest rate swap agreements in effect as of October 31, 2008. Based on the Company's aggregate outstanding variable rate debt balance of $37 million as of October 31, 2008, a hypothetical 10% increase in interest rates would increase the Company's interest expense by approximately $133,000 in fiscal 2008.

The Company maintains a portion of its cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2008 would not have a material effect on the Company's results of operations, financial position or cash flows.

The Company is also exposed to foreign currency exchange rate fluctuations on the United States dollar value of its foreign currency denominated transactions, which are principally in Canadian dollar and British pound sterling. During fiscal 2008, the Company entered into a foreign currency forward contract to mitigate a portion of foreign exchange risk at one of its foreign subsidiaries for transactions denominated in a currency other than its functional currency. The impact of this forward contract did not have a material effect on the Company's results of operations, financial position or cash flows. A hypothetical 10% weakening in the exchange rate of the Canadian dollar or British pound sterling to the United States dollar as of October 31, 2008 would not have a material effect on the Company's results of operations, financial position or cash flows.

CONSOLIDATED BALANCE SHEETS

As of October 31,	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,562,000	$ 4,947,000
Accounts receivable, net	88,403,000	82,399,000
Inventories, net	132,910,000	115,770,000
Prepaid expenses and other current assets	3,678,000	4,557,000
Deferred income taxes	13,957,000	10,135,000
Total current assets	251,510,000	217,808,000
Property, plant and equipment, net	59,966,000	55,554,000
Goodwill	323,393,000	310,502,000
Intangible assets, net	24,983,000	35,333,000
Other assets	16,690,000	12,105,000
Total assets	$ 676,542,000	$ 631,302,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 220,000	$ 2,187,000
Trade accounts payable	29,657,000	28,161,000
Accrued expenses and other current liabilities	49,586,000	53,878,000
Income taxes payable	1,765,000	3,112,000
Total current liabilities	81,228,000	87,338,000
Long-term debt, net of current maturities	37,381,000	53,765,000
Deferred income taxes	39,192,000	35,296,000
Other non-current liabilities	17,003,000	10,364,000
Total liabilities	174,804,000	186,763,000
Minority interests in consolidated subsidiaries (Note 14)	83,978,000	72,938,000
Commitments and contingencies (Notes 2 and 14)		
Shareholders' equity:		
Preferred Stock, $.01 par value per share; 10,000,000 shares authorized; 300,000 shares designated as Series B Junior Participating Preferred Stock and 300,000 shares designated as Series C Junior Participating Preferred Stock; none issued	–	–
Common Stock, $.01 par value par share; 30,000,000 shares authorized; 10,572,641 and 10,538,691 shares issued and outstanding, respectively	106,000	105,000
Class A Common Stock, $.01 par value per share; 30,000,000 shares authorized; 15,829,790 and 15,612,862 shares issued and outstanding, respectively	158,000	156,000
Capital in excess of par value	229,443,000	220,658,000
Accumulated other comprehensive (loss) income	(4,819,000)	3,050,000
Retained earnings	192,872,000	147,632,000
Total shareholders' equity	417,760,000	371,601,000
Total liabilities and shareholders' equity	$ 676,542,000	$ 631,302,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended October 31,	2008	2007	2006
Net sales	$ 582,347,000	$ 507,924,000	$ 392,190,000
Operating costs and expenses:			
Cost of sales	371,852,000	330,466,000	249,677,000
Selling, general and administrative expenses	104,707,000	91,444,000	75,646,000
Total operating costs and expenses	476,559,000	421,910,000	325,323,000
Operating income	105,788,000	86,014,000	66,867,000
Interest expense	(2,314,000)	(3,293,000)	(3,523,000)
Interest and other (expense) income	(637,000)	95,000	639,000
Income before income taxes and minority interests	102,837,000	82,816,000	63,983,000
Income tax expense	35,450,000	27,530,000	20,900,000
Income before minority interests	67,387,000	55,286,000	43,083,000
Minority interests' share of income	18,876,000	16,281,000	11,195,000
Net income	$ 48,511,000	$ 39,005,000	$ 31,888,000
Net income per share:			
Basic	$ 1.84	$ 1.52	$ 1.27
Diluted	$ 1.78	$ 1.45	$ 1.20
Weighted average number of common shares outstanding:			
Basic	26,309,139	25,715,899	25,084,532
Diluted	27,243,356	26,931,048	26,597,603

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock	Class A Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Comprehensive Income
Balances as of October 31, 2005	$ 101,000	$ 145,000	$192,523,000	$ (65,000)	$ 80,799,000	
Net income	–	–	–	–	31,888,000	$ 31,888,000
Foreign currency translation adjustments	–	–	–	127,000	–	127,000
Comprehensive income	–	–	–	–	–	$ 32,015,000
Cash dividends ($.08 per share)	–	–	–	–	(2,004,000)	
Tax benefit from stock option exercises	–	–	7,300,000	–	–	
Proceeds from stock option exercises	2,000	6,000	5,063,000	–	–	
Stock option compensation expense	–	–	1,373,000	–	–	
Other	–	–	1,000	–	(1,000)	
Balances as of October 31, 2006	103,000	151,000	206,260,000	62,000	110,682,000	
Net income	–	–	–	–	39,005,000	$ 39,005,000
Foreign currency translation adjustments	–	–	–	2,966,000	–	2,966,000
Comprehensive income	–	–	–	–	–	$ 41,971,000
Cash dividends ($.08 per share)	–	–	–	–	(2,056,000)	
Tax benefit from stock option exercises	–	–	6,873,000	–	–	
Proceeds from stock option exercises	2,000	5,000	6,868,000	–	–	
Stock option compensation expense	–	–	658,000	–	–	
Other	–	–	(1,000)	22,000	1,000	
Balances as of October 31, 2007	105,000	156,000	220,658,000	3,050,000	147,632,000	
Net income	–	–	–	–	48,511,000	$ 48,511,000
Foreign currency translation adjustments	–	–	–	(7,706,000)	–	(7,706,000)
Comprehensive income	–	–	–	–	–	$ 40,805,000
Cash dividends ($.10 per share)	–	–	–	–	(2,631,000)	
Cumulative effect of adopting FIN 48 (Note 6)	–	–	–	–	(639,000)	
Tax benefit from stock option exercises	–	–	6,248,000	–	–	
Proceeds from stock option exercises	1,000	2,000	2,395,000	–	–	
Stock option compensation expense	–	–	142,000	–	–	
Other	–	–	–	(163,000)	(1,000)	
Balances as of October 31, 2008	$ 106,000	$ 158,000	$229,443,000	$(4,819,000)	$192,872,000	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended October 31,	2008	2007	2006
Operating Activities:			
Net income	$ 48,511,000	$ 39,005,000	$ 31,888,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,052,000	12,167,000	10,565,000
Impairment of intangible assets	1,835,000	–	–
Deferred income tax provision	3,617,000	2,819,000	2,557,000
Minority interests' share of income	18,876,000	16,281,000	11,195,000
Tax benefit from stock option exercises	6,248,000	6,873,000	2,210,000
Excess tax benefit from stock option exercises	(4,324,000)	(5,262,000)	(1,550,000)
Stock option compensation expense	142,000	658,000	1,373,000
Changes in assets and liabilities, net of acquisitions:			
Increase in accounts receivable	(4,749,000)	(13,790,000)	(5,018,000)
Increase in inventories	(16,597,000)	(14,701,000)	(13,148,000)
Decrease (increase) in prepaid expenses and other current assets	650,000	(266,000)	431,000
Increase in trade accounts payable	808,000	4,265,000	3,696,000
Increase in accrued expenses and other current liabilities	3,803,000	7,013,000	1,698,000
(Decrease) increase in income taxes payable	(1,040,000)	1,523,000	362,000
Other	330,000	865,000	649,000
Net cash provided by operating activities	73,162,000	57,450,000	46,908,000
Investing Activities:			
Acquisitions and related costs, net of cash acquired	(29,038,000)	(48,367,000)	(58,117,000)
Capital expenditures	(13,455,000)	(12,886,000)	(9,964,000)
Other	166,000	59,000	520,000
Net cash used in investing activities	(42,327,000)	(61,194,000)	(67,561,000)
Financing Activities:			
Payments on revolving credit facility	(66,000,000)	(46,000,000)	(38,000,000)
Borrowings on revolving credit facility	50,000,000	46,000,000	59,000,000
Payments on short-term line of credit	(500,000)	(1,000,000)	(3,000,000)
Borrowings on short-term line of credit	500,000	1,000,000	1,000,000
Payment of industrial development revenue bonds	(1,980,000)	–	–
Distributions to minority interest owners	(7,456,000)	(6,448,000)	(3,306,000)
Cash dividends paid	(2,631,000)	(2,056,000)	(2,004,000)
Proceeds from stock option exercises	2,398,000	6,875,000	5,071,000
Excess tax benefit from stock option exercises	4,324,000	5,262,000	1,550,000
Other	(1,158,000)	(57,000)	(26,000)
Net cash (used in) provided by financing activities	(22,503,000)	3,576,000	20,285,000
Effect of exchange rate changes on cash	(717,000)	116,000	37,000
Net increase (decrease) in cash and cash equivalents	7,615,000	(52,000)	(331,000)
Cash and cash equivalents at beginning of year	4,947,000	4,999,000	5,330,000
Cash and cash equivalents at end of year	$ 12,562,000	$ 4,947,000	$ 4,999,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 I SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

HEICO Corporation, through its principal subsidiaries HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and HEICO Electronic Technologies Corp. ("HEICO Electronic") and their subsidiaries (collectively, the "Company"), is principally engaged in the design, manufacture and sale of aerospace, defense and electronics related products and services throughout the United States and internationally. The Company's customer base is primarily the commercial aviation, defense, space and electronics industries.

Basis of Presentation

The consolidated financial statements include the accounts of HEICO Corporation and its subsidiaries, all of which are wholly-owned except for HEICO Aerospace, which is 20%-owned by Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines. In addition, HEICO Aerospace consolidates a joint venture formed in March 2001, which is 16%-owned by American Airlines' parent company, AMR Corporation, a 58%-owned subsidiary, two 80%-owned subsidiaries and a 90%-owned subsidiary. Also, HEICO Electronic consolidates two subsidiaries, which are 80% and 86.5% owned, respectively. (See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.) All significant intercompany balances and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid investments such as U.S. Treasury bills and money market funds with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consist of amounts billed and currently due from customers and unbilled costs and estimated earnings related to revenues from certain fixed price contracts recognized on the percentage-of-completion method that have been recognized for accounting purposes, but not yet billed to customers. The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay and economic conditions within and outside of the aviation, defense, space and electronics industries.

Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand and estimates the amount necessary to write-down its slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation and amortization is provided mainly on the straight-line method over the estimated useful lives of the various assets. The Company's property, plant and equipment is depreciated over the following estimated useful lives:

Buildings and improvements	15 to 40 years
Leasehold improvements	2 to 20 years
Machinery and equipment	3 to 10 years
Tooling	2 to 5 years

The costs of major additions and improvements are capitalized. Leasehold improvements are amortized over the shorter of the leasehold improvement's useful life or the lease term. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in earnings.

Purchase Accounting

The Company applies the purchase method of accounting to its acquisitions. Under this method, the purchase price, including any capitalized acquisition costs, is allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair market values, with any excess recorded as goodwill.

Goodwill and Other Intangible Assets

The Company tests goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any.

The Company's intangible assets not subject to amortization consist of trade names. The Company's intangible assets subject to amortization are amortized on the straight-line method over the following estimated useful lives:

Customer relationships	3 to 8 years
Intellectual property	4 to 15 years
Licenses	12 to 17 years
Non-compete agreements	2 to 7 years
Patents	5 to 20 years

The Company tests each non-amortizing intangible asset for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company also tests each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. These tests consist of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses and other current liabilities approximate fair value due to the relatively short maturity of the respective instruments. The carrying value of long-term debt approximates fair market value due to its variable interest rates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions.

Investments are stated at fair value based on quoted market prices. Investments that are intended to be held for less than one year are included within prepaid expenses and other current assets in the Company's Consolidated Balance Sheets, while those intended to be held for longer than one year are classified as non-current within other assets. Unrealized gains or losses associated with available-for-sale securities are reported net of tax within other comprehensive income in shareholders' equity. Unrealized gains or losses associated with trading securities are recorded as a component of other income in the Company's Consolidated Statement of Operations.

Derivative Instruments

The Company utilizes certain derivative instruments (e.g. interest rate swap agreements and foreign currency forward contracts) to hedge the variability of expected future cash flows of certain transactions. On an ongoing basis, the Company assesses whether derivative instruments used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items and therefore qualify as cash flow hedges. For a derivative instrument that qualifies as a cash flow hedge, the effective portion of changes in fair value of the derivative is deferred and recorded as a component of other comprehensive income until the hedged transaction occurs and is recognized in earnings. All other portions of changes in the fair value of a cash flow hedge are recognized in earnings immediately.

The Company has previously utilized interest rate swap agreements to manage interest expense related to its revolving credit facility. Interest rate risk associated with the Company's variable rate revolving credit facility is the potential increase in interest expense from an increase in interest rates. The Company did not enter into any interest rate swap agreements in fiscal 2008, 2007, or 2006.

During fiscal 2008, the Company entered into a foreign currency forward contract to mitigate foreign exchange risk at one of its foreign subsidiaries for transactions denominated in a currency other than its functional currency. The impact of this forward contract did not have a material effect on the Company's results of operations, financial position or cash flows. The Company did not enter into any foreign currency forward contracts in fiscal 2007 or 2006.

Customer Rebates and Credits

The Company records accrued customer rebates and credits as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. These amounts generally relate to discounts negotiated with customers as part of certain sales contracts that are usually tied to sales volume thresholds. The Company accrues customer rebates and credits as a reduction within net sales as the revenue is recognized based on the estimated level of discount rate expected to be earned by each customer over the life of the contract period (generally one year). Accrued customer rebates and credits are monitored by management and discount levels are updated at least quarterly.

Product Warranties

Product warranty liabilities are estimated at the time of shipment and recorded as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The amount recognized is based on historical claims experience.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenues earned from rendering services represented less than 10% of consolidated net sales for all periods presented. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. The percentage of the Company's net sales recognized under the percentage-of-completion method was approximately 3%, 3%, and 4% in fiscal 2008, 2007 and 2006, respectively. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred.

Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Variations in actual labor performance, changes to estimated profitability, and final contract settlements may result in revisions to cost estimates and are recognized in income in the period in which the revisions are determined.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The asset, "costs and estimated earnings in excess of billings" on uncompleted percentage-of-completion contracts, included in accounts receivable, represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," included in accrued expenses and other current liabilities, represents billings in excess of revenues recognized on contracts accounted for under either the percentage-of-completion method or the completed-contract method. Billings are made based on the completion of certain milestones as provided for in the contracts.

For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. The aggregate effects of changes in estimates relating to long-term contracts did not have a significant effect on net income or diluted net income per share in fiscal 2008, 2007 or 2006.

Stock Based Compensation

The Company records compensation expense associated with stock options in its Consolidated Statements of Operations based on the grant date fair value of those awards. The Company generally recognizes stock option compensation expense ratably over the award's vesting period. The Company calculates the amount of excess tax benefit that is available to offset future write-offs of deferred tax assets, or additional paid-in-capital pool ("APIC Pool") by tracking each stock option award granted after November 1, 1996 on an employee-by-employee basis and on a grant-by-grant basis to determine whether there is a tax benefit situation or tax deficiency situation for each such award. The Company then compares the fair value expense to the tax deduction received for each stock option grant and aggregates the benefits and deficiencies, which have the effect of increasing or decreasing, respectively, the APIC Pool. Should the amount of future tax deficiencies be greater than the available APIC Pool, the Company will record the excess as income tax expense in its Consolidated Statements of Operations.

Income Taxes

Income tax expense includes United States and foreign income taxes, plus the provision for United States taxes on undistributed earnings of foreign subsidiaries not deemed to be permanently invested. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from periods recognized for income tax purposes.

Effective November 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," and began evaluating tax positions utilizing a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement and recognizing that amount in the financial statements. As a result of adopting the provisions of FIN 48, the Company recognized a cumulative effect adjustment that decreased retained earnings as of the beginning of fiscal 2008 by $639,000. Further, effective with the adoption of FIN 48, the Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. Interest and penalties, which were not significant in fiscal 2007 and 2006, were previously recorded in interest expense and in selling, general and administrative expenses, respectively, in the Company's Consolidated Statements of Operations. Further information regarding income taxes can be found in Note 6, Income Taxes, of the Notes to Consolidated Financial Statements.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method.

Foreign Currency Translation

All assets and liabilities of foreign subsidiaries that do not utilize the United States dollar as its functional currency are translated at period-end exchange rates, while revenues and expenses are translated using average exchange rates for the period. Unrealized translation gains or losses are reported as foreign currency translation adjustments through other comprehensive income in shareholders' equity.

Contingencies

Losses for contingencies such as product warranties, litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in accordance with generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, or in fiscal 2009 for HEICO. In February 2008, the FASB issued FASB Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157." FSP No. SFAS 157-2 delays the effective date of SFAS No. 157 by one year for nonfinancial assets and nonfinancial liabilities, except for the items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is currently in the process of evaluating the effect, if any, the adoption of SFAS No. 157 will have on its results of operations, financial position and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, or in fiscal 2009 for HEICO. The Company has not yet determined if it will elect to apply any of the provisions of SFAS No. 159 and is currently evaluating the effect, if any, the adoption of SFAS No. 159 will have on its results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS No. 141(R) is a revision of SFAS No.141 and retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (formerly the "purchase accounting" method) be used for all business combinations and for an acquirer to be identified for each business combination. However, SFAS No. 141(R) changes the approach of applying the acquisition method in a number of significant areas, including that acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No.141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first fiscal year subsequent to December 15, 2008, or in fiscal 2010 for HEICO. The Company is in the process of evaluating the effect the adoption of SFAS No. 141(R) will have on its results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." This statement requires the recognition of a noncontrolling interest (previously referred to as minority interest) as a separate component within equity in the consolidated balance sheet. It also requires the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented within the consolidated statement of operations. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, or in fiscal 2010 for HEICO. The Company is in the process of evaluating the effect the adoption of SFAS No. 160 will have on its results of operations, financial position and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133." SFAS No. 161 expands the disclosure requirements in SFAS No. 133 about an entity's derivative instruments and hedging activities. It requires enhanced disclosures about (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, or in the second quarter of fiscal 2009 for HEICO. The Company is currently in the process of evaluating the effect the adoption of SFAS No. 161 will have on its financial statement disclosures.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to remove the hierarchy of generally accepted accounting principles from the auditing standards. The Company is currently in the process of evaluating the effect, if any, the adoption of SFAS No. 162 will have on its results of operations, financial position and cash flows.

NOTE 2 I ACQUISITIONS

In November 2005, the Company, through HEICO Aerospace, acquired a 51% interest in Seal Dynamics LLC ("Seal LLC") with the remaining 49% interest held principally by a member of Seal LLC's management group. During fiscal 2008, the minority interest holders exercised their option to cause the Company to purchase an aggregate 28% interest over the four-year period ending in fiscal 2011. Accordingly, the Company increased its ownership interest in the subsidiary by 7% (or one-fourth of such minority interest holders' aggregate interest) to 58% effective April 2008. Further, the Company has the right to purchase the remaining 21% of the equity interests of the subsidiary over a three-year period beginning approximately after the fourth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period. Seal LLC is a distributor and designer of FAA-approved hydraulic, pneumatic, mechanical and electro-mechanical components for the commercial, regional and general aviation markets.

In November 2005, the Company, through HEICO Electronic, acquired all of the stock of Engineering Design Team, Inc. and substantially all of the assets of its affiliate (collectively "EDT"). EDT specializes in the design, manufacture, and sale of advanced high-technology, high-speed interface products that link devices such as telemetry receivers, digital cameras, high resolution scanners, simulation systems and test systems to almost any computer. EDT's products are utilized in homeland security, defense, medical, research, astronomical and other applications across numerous industries.

In May 2006, the Company, through HEICO Aerospace, acquired all of the stock of Arger Enterprises, Inc. and its related companies (collectively "Arger"). Arger designs and distributes FAA-approved aircraft and engine parts primarily for the commercial aviation market. The Company has since combined the operations of Arger within other subsidiaries of HEICO Aerospace. As of the acquisition date, the Company recognized a $1.8 million restructuring liability as part of the acquisition costs consisting principally of employee termination and relocation costs, moving costs and associated expenses and contract termination costs. During the remainder of fiscal 2006, $1.1 million of such accrued costs were paid and $.6 million were deemed not necessary and reversed. The remaining $.1 million of costs was paid during the first quarter of fiscal 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2006, the Company, through HEICO Aerospace, acquired an 80% interest in the business, assets and certain liabilities of Prime Air, Inc., and its affiliate (collectively "Prime"). Under the transaction, a new subsidiary was formed, Prime Air, LLC ("Prime Air"), which acquired substantially all of the assets and assumed certain liabilities of Prime. Prime Air is owned 80% by the Company and 20% by certain members of Prime's management group. The Company has the right to purchase the remaining 20% minority interests beginning at approximately the eighth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period. Prime Air provides commercial airlines, regional operators, asset management companies and MRO providers with high quality and cost effective niche accessory component exchange services as an alternative to OEMs' spares services.

During the first quarter of fiscal 2007, the Company, through HEICO Aerospace, acquired an additional 10% of the equity interests in one of its subsidiaries, which increased the Company's ownership interest to 90%. The purchase price of the acquired equity interest was paid using cash provided by operating activities.

In April 2007, the Company, through HEICO Electronic, acquired all the stock of FerriShield, Inc. ("FerriShield"). FerriShield is engaged in the design and manufacture of Radio Frequency Interference and Electromagnetic Frequency Interference Suppressors for a variety of markets. The Company has since integrated the operations of FerriShield into the operations of one of its existing subsidiaries.

In May 2007, the Company, through HEICO Aerospace, acquired certain assets of a supplier. The acquired assets were integrated into one of its existing subsidiaries and will be utilized to bring certain manufacturing operations in-house. The purchase price was paid using cash provided by operating activities.

In August 2007, the Company, through HEICO Aerospace, acquired substantially all of the assets and assumed certain liabilities of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts primarily for the commercial aviation market.

In September 2007, the Company, through HEICO Electronic, acquired all of the stock of EMD Technologies Inc. ("EMD"). Subject to meeting certain earnings objectives during the first five years following the acquisition, the Company may be obligated to pay additional purchase consideration of up to 73 million Canadian dollars in aggregate, which translates to $59.7 million U.S. dollars based on the October 31, 2008 exchange rate. EMD designs and manufactures high voltage energy generators for medical, baggage inspection and industrial imaging manufacturers and high frequency power delivery systems for the commercial sign industry.

During both April 2007 and 2008, the Company, through HEICO Electronic, acquired an additional .75% of the equity interests in one of its subsidiaries, which increased the Company's ownership interest from 85% to 86.5%. The purchase prices of the acquired equity interests were paid using cash provided by operating activities.

In November 2007, the Company, through an 80%-owned subsidiary of HEICO Aerospace, acquired all of the stock of a European company. Subject to meeting certain earnings objectives during the third, fourth and fifth years following the acquisition, the Company may be obligated to pay additional consideration of up to approximately $.4 million in aggregate. The acquired company supplies aircraft parts for sale and exchange as well as repair management services to commercial and regional airlines, asset management companies and FAA overhaul and repair facilities.

In January 2008, the Company, through HEICO Aerospace, acquired certain assets and assumed certain liabilities of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts primarily for the commercial aviation market. The Company has since combined the operations of the acquired entity within other subsidiaries of HEICO Aerospace.

In February 2008, the Company, through HEICO Aerospace, acquired an 80% interest in certain assets and certain liabilities of a U.S. company that is an FAA-approved repair station which specializes in avionics primarily for the commercial aviation market. The remaining 20% is principally owned by certain members of the acquired company's management. The Company has the right to purchase the minority interests beginning at approximately the sixth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As part of the purchase agreement associated with certain acquisitions, the Company may be obligated to pay additional purchase consideration based on the acquired subsidiary meeting certain earnings objectives following the acquisition. The Company accrues an estimate of additional purchase consideration when the earnings objectives are met. During fiscal 2008, the Company, through HEICO Aerospace and HEICO Electronic, paid $7.0 million and $4.7 million, respectively, of such additional purchase consideration related to acquisitions made in previous years, all of which was accrued as of October 31, 2007. During fiscal 2007 and 2006, the Company, through HEICO Electronic, paid $7.3 million and $2.2 million, respectively, of such additional purchase consideration related to acquisitions made in previous years, of which $7.2 million and $2.2 million respectively, was accrued as of October 31, 2006 and 2005, respectively. As of October 31, 2008, the Company, through HEICO Electronic, accrued $2.2 million of additional purchase consideration related to a prior year acquisition, which it expects to pay in fiscal 2009. The amounts paid in fiscal 2008, 2007 and 2006 were based on a multiple of each applicable subsidiary's earnings relative to target. Since these amounts were not contingent upon the former shareholders of each acquired entity remaining employed by the Company or providing future services to the Company, the payments were recorded as an additional cost of the respective acquired entity. Information regarding additional purchase consideration related to acquisitions may be found in Note 14, Commitments and Contingencies – Acquisitions, of the Notes to Consolidated Financial Statements.

All of the acquisitions described above were accounted for using the purchase method of accounting. The purchase price of each acquisition was principally paid in cash using proceeds from the Company's revolving credit facility unless otherwise noted and was not significant to the Company's consolidated financial statements. The results of operations of each acquired company were included in the Company's results of operations from their effective acquisition date. The following table presents the Company's unaudited pro forma consolidated operating results assuming the fiscal 2008 and 2007 acquisitions had been consummated as of the beginning of fiscal 2007. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisitions had taken place as of the beginning fiscal 2007. The unaudited pro forma financial information includes adjustments to historical amounts such as additional amortization expense related to acquired intangible assets, increased interest expense associated with borrowings to finance the acquisitions, and, when applicable, incremental minority interest in net income.

For the year ended October 31,	2008	2007
Net sales	$ 583,837	$ 533,669
Net income	$ 48,638	$ 38,886
Net income per share:		
Basic	$ 1.85	$ 1.51
Diluted	$ 1.79	$ 1.44

The allocation of the purchase price of each acquisition to the tangible and identifiable intangible assets acquired and liabilities assumed is based on their estimated fair values as of the date of acquisition. The Company determines the fair values of such assets and liabilities, generally in consultation with third-party valuation advisors. The allocation of the purchase price of the fiscal 2008 acquisitions to the tangible and identifiable intangible assets acquired and liabilities assumed in these consolidated financial statements is preliminary until the Company obtains final information regarding their fair values. The excess of the purchase price over the net of the amounts assigned to assets acquired and liabilities assumed has been recorded as goodwill (see Note 15, Supplemental Disclosures of Cash Flow Information, of the Notes to Consolidated Financial Statements). The aggregate cost of acquisitions, including payments made in cash and contingent payments, was $29.0 million, $48.4 million and $58.1 million in fiscal 2008, 2007 and 2006, respectively.

NOTE 3 I SELECTED FINANCIAL STATEMENT INFORMATION

Accounts Receivable

As of October 31,	2008	2007
Accounts receivable	$ 90,990,000	$ 84,111,000
Less: Allowance for doubtful accounts	(2,587,000)	(1,712,000)
Accounts receivable, net	$ 88,403,000	$ 82,399,000

Costs and Estimated Earnings on Uncompleted Percentage-of-Completion Contracts

As of October 31,	2008	2007
Costs incurred on uncompleted contracts	$ 21,505,000	$ 21,832,000
Estimated earnings	12,545,000	13,111,000
	34,050,000	34,943,000
Less: Billings to date	(28,337,000)	(25,661,000)
	$ 5,713,000	$ 9,282,000
Included in accompanying Consolidated Balance Sheets under the following captions:		
Accounts receivable, net (costs and estimated earnings in excess of billings)	$ 6,115,000	$ 9,300,000
Accrued expenses and other current liabilities (billings in excess of costs and estimated earnings)	(402,000)	(18,000)
	$ 5,713,000	$ 9,282,000

Changes in estimates did not have a material effect on net income or diluted net income per share in fiscal 2008, 2007 or 2006.

Inventories

As of October 31,	2008	2007
Finished products	$ 74,281,000	$ 61,592,000
Work in process	17,897,000	15,406,000
Materials, parts, assemblies and supplies	40,732,000	38,772,000
Inventories, net	$ 132,910,000	$ 115,770,000

Inventories related to long-term contracts were not significant as of October 31, 2008 and 2007.

Property, Plant and Equipment

As of October 31,	2008	2007
Land	$ 3,656,000	$ 3,656,000
Buildings and improvements	36,229,000	30,732,000
Machinery, equipment and tooling	73,038,000	65,242,000
Construction in progress	5,446,000	6,339,000
	118,369,000	105,969,000
Less: Accumulated depreciation and amortization	(58,403,000)	(50,415,000)
Property, plant and equipment, net	$ 59,966,000	$ 55,554,000

The amounts set forth above include tooling costs having a net book value of $4,037,000 and $4,165,000 as of October 31, 2008 and 2007, respectively. Amortization expense on capitalized tooling was $1,575,000, $1,448,000 and $1,304,000 for the fiscal years ended October 31, 2008, 2007 and 2006, respectively. Expenditures for capitalized tooling costs were $1,412,000, $1,634,000 and $1,363,000 in fiscal 2008, 2007 and 2006, respectively.

Depreciation and amortization expense, exclusive of tooling, on property, plant and equipment was $7,990,000, $6,678,000 and $5,786,000 for the fiscal years ended October 31, 2008, 2007 and 2006, respectively.

Included in the Company's property, plant and equipment is rotable equipment located at various customer locations in connection with certain repair and maintenance agreements. The rotables are stated at a net book value of $908,000 and $1,195,000 as of October 31, 2008 and 2007, respectively. Under the terms of the agreements, the customers may purchase the equipment at specified prices, which are no less than net book value, upon termination of the agreements. The equipment is currently being depreciated over its estimated life.

Accrued Expenses and Other Current Liabilities

As of October 31,	2008	2007
Accrued employee compensation and related payroll taxes	$ 25,157,000	$ 21,551,000
Accrued customer rebates and credits	11,758,000	10,452,000
Accrued additional purchase consideration	3,427,000	11,736,000
Other	9,244,000	10,139,000
Accrued expenses and other current liabilities	$ 49,586,000	$ 53,878,000

The total customer rebates and credits deducted within net sales for the fiscal years ended October 31, 2008, 2007 and 2006 were $10,249,000, $9,574,000 and $7,611,000, respectively.

Other Non-Current Liabilities

During fiscal 2006, the Company established the HEICO Corporation Leadership Compensation Plan ("LCP"), a nonqualified deferred compensation plan that conforms to Section 409A of the Internal Revenue Code. The LCP was effective October 1, 2006 and provides eligible employees, officers and directors of the Company the opportunity to voluntarily defer base salary, bonus payments, commissions, long-term incentive awards and directors fees, as applicable, on a pre-tax basis. The Company matches 50% of the first 6% of base salary deferred by each participant. In September 2008, the LCP was amended principally to allow director fees that would otherwise be payable in Company common stock to be deferred into the Plan, and, when distributed, amounts would be distributable in actual shares of Company common stock. In December 2008, the LCP was amended to comply with the final Section 409A regulations issued by the Internal Revenue Service, which become effective January 1, 2009. Further, while the Company has no obligation to do so, the LCP also provides the Company the opportunity to make discretionary contributions. The Company's matching contributions and any discretionary contributions are subject to vesting and forfeiture provisions set forth in the LCP. Company contributions to the Plan charged to income in fiscal 2008, 2007 and 2006 totaled $2,075,000, $2,119,000 and $985,000, respectively. In the accompanying Consolidated Balance Sheets, $623,000 was included in accrued expenses and other current liabilities and $7,136,000 in other non-current liabilities as of October 31, 2008, and $688,000 was included in accrued expenses and other current liabilities and $4,586,000 in other non-current liabilities as of October 31, 2007. The assets of the LCP, totaling $7,148,000 and $4,559,000 as of October 31, 2008, and 2007, respectively, are classified within other assets (long-term) and represent cash surrender values of life insurance policies that are held within an irrevocable trust that may be used to satisfy the obligations under the LCP.

Other non-current liabilities also includes deferred compensation of $3,860,000 and $5,201,000 as of October 31, 2008 and 2007, respectively, principally related to elective deferrals of salary and bonuses under a Company sponsored non-qualified deferred compensation plan available to selected employees. The Company makes no contributions to this plan. The assets of this plan related to this deferred compensation liability are held within an irrevocable trust and classified within other assets (long-term) in the accompanying Consolidated Balance Sheets.

NOTE 4 I GOODWILL AND OTHER INTANGIBLE ASSETS

The Company has two operating segments: the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG"). Changes in the carrying amount of goodwill during fiscal 2008 and 2007 by operating segment are as follows:

	Segment		Consolidated
	FSG	ETG	Totals
Balances as of October 31, 2006	$ 157,204,000	$ 117,912,000	$ 275,116,000
Goodwill acquired	6,210,000	16,550,000	22,760,000
Accrued additional purchase consideration	7,000,000	4,736,000	11,736,000
Foreign currency translation adjustments	–	1,354,000	1,354,000
Adjustments to goodwill	(725,000)	261,000	(464,000)
Balances as of October 31, 2007	169,689,000	140,813,000	310,502,000
Goodwill acquired	9,094,000	74,000	9,168,000
Accrued additional purchase consideration	1,215,000	2,212,000	3,427,000
Foreign currency translation adjustments	(363,000)	(3,505,000)	(3,868,000)
Adjustments to goodwill	1,491,000	2,673,000	4,164,000
Balances as of October 31, 2008	$ 181,126,000	$ 142,267,000	$ 323,393,000

The goodwill acquired and accrued additional purchase consideration recognized during fiscal 2008 and 2007 are principally a result of the Company's acquisitions described in Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. The $1.2 million accrued additional purchase consideration recognized during fiscal 2008 by the FSG is the result of the Company's purchase of the remaining 10% of equity interests in a 90%-owned subsidiary effective October 31, 2008 (see Note 14, Commitments and Contingencies, of the Notes to Consolidated Financial Statements). The foreign currency translation adjustments reflect unrealized translation gains (losses) on the goodwill recognized in connection with foreign subsidiaries. Foreign currency translation adjustments are included in other comprehensive income in the Company's Consolidated Statements of Shareholders' Equity and Comprehensive Income. Adjustments to goodwill during fiscal 2008 and 2007 consist primarily of final purchase price adjustments related to the preliminary allocation of the purchase price during the allocation period for certain prior year acquisitions to the assets acquired and liabilities assumed. The Company estimates that approximately $13 million and $30 million of the goodwill recognized in fiscal 2008 and 2007, respectively, will be deductible for income tax purposes. Based on the annual goodwill test for impairment as of October 31, 2008, the Company determined there is no impairment of its goodwill.

Identifiable intangible assets consist of:

	As of October 31, 2008			As of October 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing Assets:						
Customer relationships	$ 16,845,000	$(6,451,000)	$ 10,394,000	$ 19,784,000	$ (4,912,000)	$ 14,872,000
Intellectual property	3,427,000	(1,833,000)	1,594,000	6,204,000	(1,066,000)	5,138,000
Licenses	1,000,000	(474,000)	526,000	1,000,000	(400,000)	600,000
Non-compete agreements	1,086,000	(660,000)	426,000	937,000	(628,000)	309,000
Patents	575,000	(189,000)	386,000	560,000	(132,000)	428,000
	22,933,000	(9,607,000)	13,326,000	28,485,000	(7,138,000)	21,347,000
Non-Amortizing Assets:						
Trade names	11,657,000	–	11,657,000	13,986,000	–	13,986,000
	$ 34,590,000	$(9,607,000)	$ 24,983,000	$ 42,471,000	$ (7,138,000)	$ 35,333,000

The decrease in the gross carrying amount of identifiable intangible assets as of October 31, 2008 compared to October 31, 2007 principally relates to the final purchase price adjustments to the preliminary fair values of such intangible assets recognized in connection with certain prior year acquisitions, the effect of foreign currency translation adjustments on the intangible assets recognized as part of the aforementioned foreign subsidiaries, the write-off of fully amortized intangible assets and impairment losses of certain intangible assets, partially offset by the intangible assets recognized in connection with the fiscal 2008 acquisitions (see Note 2, Acquisitions, and Note 15, Supplemental Disclosures of Cash Flow Information, of the Notes to Consolidated Financial Statements). During the fourth quarter of fiscal 2008, the Company recognized impairment losses of $1,313,000 and $522,000, from the write-down of certain customer relationships and trade names, respectively, within the ETG to their estimated fair values, due to reductions in future cash flows associated with such assets. The impairment losses were recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations.

The weighted average amortization period of the customer relationships and non-compete agreements acquired during fiscal 2008 is approximately six and four years, respectively. The weighted average amortization period of the customer relationships, intellectual property, and non-compete agreements acquired during fiscal 2007 is approximately seven, fourteen and two years, respectively, after accounting for the aforementioned final purchase price adjustments. Amortization expense of other intangible assets was $5,156,000, $3,647,000 and $3,057,000 for the fiscal years ended October 31, 2008, 2007 and 2006, respectively. Amortization expense for each of the next five fiscal years is expected to be $3,649,000 in fiscal 2009, $2,930,000 in fiscal 2010, $2,229,000 in fiscal 2011, $1,625,000 in fiscal 2012 and $1,119,000 in fiscal 2013.

NOTE 5 I SHORT-TERM AND LONG-TERM DEBT

In September 2008, one of the Company's subsidiaries extended a short-term line of credit with a bank in the amount of $2.5 million, which now expires in June 2009. The line of credit may be used for inventory purchases and other working capital needs and is secured by all the assets of the subsidiary. Advances under the line of credit bear interest at the subsidiary's choice of the "Prime Rate Advance" (a rate equal to the greater of 4% or prime rate less .75%) or "LIBOR Advance" (LIBOR rate plus .75%). As of October 31, 2008 and 2007, no borrowings were outstanding under the line of credit.

Long-term debt consists of:

As of October 31,	2008	2007
Borrowings under revolving credit facility	$ 37,000,000	$ 53,000,000
Industrial Development Revenue Refunding Bonds - Series 1988	–	1,980,000
Notes payable, capital leases and equipment loans	601,000	972,000
	37,601,000	55,952,000
Less: Current maturities of long-term debt	(220,000)	(2,187,000)
	$ 37,381,000	$ 53,765,000

The aggregate amount of long-term debt maturing in each of the next five fiscal years is $220,000 in fiscal 2009, $214,000 in fiscal 2010, $115,000 in fiscal 2011, $35,000 in fiscal 2012 and $37,017,000 in fiscal 2013.

Revolving Credit Facility

In May 2008, the Company amended its revolving credit facility by entering into a $300 million Second Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate, which matures in May 2013. Under certain circumstances, the maturity may be extended for two one-year periods. The Credit Facility also includes a feature that will allow the Company to increase the Credit Facility, at its option, up to $500 million through increased commitments from existing lenders or the addition of new lenders. The Credit Facility may be used for working capital and general corporate needs of the Company, including letters of credit, capital expenditures and to finance acquisitions. Advances under the Credit Facility accrue interest at the Company's choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, minority interest and non-cash charges, or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins for LIBOR-based borrowings range from .625% to 2.25%. A fee is charged on the amount of the unused commitment ranging from .125% to .35% (depending on the Company's leverage ratio). The Credit Facility also includes a $50 million sublimit for borrowings made in euros, a $30 million sublimit for letters of credit and a $20 million swingline sublimit. The Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of the leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. In the event the Company's leverage ratio exceeds a specified level, the Credit Facility would become secured by the capital stock owned in substantially all of the Company's subsidiaries.

As of October 31, 2008 and 2007, the Company had a total of $37 million and $53 million, respectively, borrowed under its revolving credit facility at weighted average interest rates of 3.6% and 5.8%, respectively. The amounts were primarily borrowed to fund acquisitions (see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements) as well as for working capital and general corporate needs. The revolving credit facility contains both financial and non-financial covenants. As of October 31, 2008, the Company was in compliance with all such covenants.

Industrial Development Revenue Bonds

In April 2008, the Company paid the matured Series 1988 industrial development revenue bonds aggregating $1,980,000.

NOTE 6 I INCOME TAXES

The provision for income taxes on income before income taxes and minority interests is as follows:

For the year ended October 31,	2008	2007	2006
Current:			
Federal	$ 27,118,000	$ 20,688,000	$ 15,301,000
State	4,225,000	3,746,000	2,780,000
Foreign	490,000	277,000	262,000
	31,833,000	24,711,000	18,343,000
Deferred	3,617,000	2,819,000	2,557,000
Total income tax expense	$ 35,450,000	$ 27,530,000	$ 20,900,000

The reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

For the year ended October 31,	2008	2007	2006
Federal statutory tax rate	35.0%	35.0%	35.0%
State taxes, less applicable federal income tax reduction	2.9	3.3	3.5
Net tax benefit on minority interests' share of income	(3.0)	(3.4)	(2.7)
Net tax benefit on qualified domestic production activities	(.7)	(.4)	(.5)
Net tax benefit on qualified research and development activities	(.3)	(1.8)	(2.4)
Net tax benefit on export sales	–	(.2)	(1.3)
Other, net	0.6	0.7	1.1
Effective tax rate	34.5%	33.2%	32.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that it will generate sufficient future taxable income to utilize all of its deferred tax assets and has therefore not recorded a valuation allowance on any such asset. Significant components of the Company's deferred tax assets and liabilities are as follows:

As of October 31,	2008	2007
Deferred tax assets:		
Inventories	$ 7,483,000	$ 6,791,000
Deferred compensation liability	4,240,000	4,603,000
FIN 48 liability - related	2,684,000	–
Customer rebates accrual	1,097,000	875,000
Vacation accrual	884,000	786,000
Allowance for doubtful accounts receivable	821,000	526,000
Other	3,320,000	2,668,000
Total deferred tax assets	20,529,000	16,249,000
Deferred tax liabilities:		
Intangible asset amortization	40,695,000	37,252,000
Accelerated depreciation	3,778,000	3,194,000
Software development costs	1,019,000	836,000
Other	272,000	128,000
Total deferred tax liabilities	45,764,000	41,410,000
Net deferred tax liability	$ (25,235,000)	$ (25,161,000)

The net deferred tax liability is classified in the accompanying Consolidated Balance Sheets as follows:

As of October 31,	2008	2007
Current asset	$ 13,957,000	$ 10,135,000
Long-term liability	39,192,000	35,296,000
Net deferred tax liability	$ (25,235,000)	$ (25,161,000)

As discussed in Note 1, Summary of Significant Accounting Policies – Income Taxes, of the Notes to Consolidated Financial Statements, the Company adopted the provisions of FIN 48 effective November 1, 2007. As a result, the Company increased its liabilities related to uncertain tax positions by $4,622,000 and accounted for this change as a $3,889,000 increase to deferred tax assets, a $639,000 decrease to retained earnings (the cumulative effect of adopting FIN 48), and a $94,000 decrease to deferred tax liabilities. Upon adoption, the Company also reclassified $2,680,000 in unrecognized tax benefits and $2,621,000 of income tax refunds (related to research and development activities as further described below) from income taxes payable to long-term income tax liabilities and long-term income tax assets, respectively, since the Company does not anticipate payment or receipt of cash within one year. Long-term income tax liabilities are classified within other non-current liabilities and long-term income tax assets are classified within other assets in the Company's Consolidated Balance Sheets.

As of November 1, 2007 and October 31, 2008, the Company's liability for gross unrecognized tax benefits related to uncertain tax positions was $7,396,000 and $5,742,000, respectively, of which $2,948,000 and $3,438,000, respectively, would decrease the Company's income tax expense and effective income tax rate if the tax benefits were recognized. The remaining liability was for tax positions for which the uncertainty was only related to the timing of such tax benefits. A reconciliation of the activity related to the liability for gross unrecognized tax benefits during fiscal 2008 follows:

Balance as of November 1, 2007	$ 7,396,000
Increases related to prior year tax positions	2,000
Decreases related to prior year tax positions	(4,380,000)
Increases related to current year tax positions	2,793,000
Lapse of statutes of limitations	(69,000)
Balance as of October 31, 2008	$ 5,742,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's liability for unrecognized tax benefits was $5,513,000 as of October 31, 2008, including $232,000 of interest and $96,000 of penalties and net of $557,000 in related deferred tax assets. Effective with the adoption of FIN 48, it is the Company's policy to recognize interest and penalties related to income tax matters as a component of income tax expense. Interest and penalties, which were not significant in fiscal 2007, were previously recorded in interest expense and in selling, general and administrative expenses, respectively, in the Company's Consolidated Statements of Operations. During the fiscal year ended October 31, 2008, the Company accrued penalties of $23,000 related to the unrecognized tax benefits noted above. The liability for interest decreased by $252,000 during fiscal 2008 due to the lapse of statutes of limitations.

The Company files income tax returns in the United States ("U.S.") federal jurisdiction and in multiple state jurisdictions. The Company is also subject to income taxes in certain jurisdictions outside the U.S., none of which are individually material to the accompanying consolidated financial statements. Generally, the Company is no longer subject to U.S. federal or state examinations by tax authorities for fiscal years prior to 2001. The Company's U.S. federal filings and state of California filings for fiscal years 2001 through 2005 are currently under examination by the Internal Revenue Service and California Franchise Tax Board, respectively, who are reviewing the income tax credit claimed by the Company for qualified research and development activities incurred during those years.

The total amount of unrecognized tax benefits can change due to audit settlements, tax examination activities, lapse of applicable statutes of limitations and the recognition and measurement criteria under FIN 48. The Company is unable to estimate what this change could be within the next twelve months, but does not believe it would be material to its consolidated financial statements.

In December 2006, Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," was retroactively extended for two years to cover the period from January 1, 2006 to December 31, 2007. As a result, the Company recognized an income tax credit for qualified research and development activities in fiscal 2007 for the full fiscal 2006 year. The tax credit, net of expenses, increased fiscal 2007 net income by approximately $.5 million.

The Company claimed an income tax credit for qualified research and development activities in its income tax return for fiscal 2005 and amended returns for previous tax years that were filed in the third and fourth quarters of fiscal 2006 upon completion of a study conducted by outside tax consultants. The aggregate tax credit, net of expenses, increased fiscal 2006 net income by approximately $1.0 million.

NOTE 7 I SHAREHOLDERS' EQUITY

Preferred Stock Purchase Rights Plan

The Company's Board of Directors adopted, as of November 2, 2003, a Shareholder Rights Agreement (the "2003 Plan"). Pursuant to the 2003 Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Common Stock and Class A Common Stock (with the preferred share purchase rights collectively as the "Rights"). The Rights trade with the common stock and are not exercisable or transferable apart from the Common Stock and Class A Common Stock until after a person or group either acquires 15% or more of the outstanding common stock or commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. Absent either of the aforementioned events transpiring, the Rights will expire as of the close of business on November 2, 2013.

The Rights have certain anti-takeover effects and, therefore, will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors or who acquires 15% or more of the outstanding common stock without approval of the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 15% or more of the outstanding common stock or until a person commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. The 2003 Plan also contains a provision to help ensure a potential acquirer pays all shareholders a fair price for the Company.

Common Stock and Class A Common Stock

Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's Common Stock and Class A Common Stock are entitled to receive when, as and if declared by the Board of Directors, dividends and other distributions payable in cash, property, stock or otherwise. In the event of liquidation, after payment of debts and other liabilities of the Company, and after making provision for the holders of preferred stock, if any, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.

Share Repurchases

The Company did not repurchase any shares of its common stock in fiscal 2008, 2007 or 2006.

NOTE 8 I STOCK OPTIONS

The Company currently has two stock option plans, the 2002 Stock Option Plan ("2002 Plan") and the Non-Qualified Stock Option Plan, under which stock options may be granted. The Company's 1993 Stock Option Plan ("1993 Plan") terminated in March 2003 on the tenth anniversary of its effective date. No options may be granted under the 1993 Plan after such termination date; however, options outstanding as of the termination date may be exercised pursuant to their terms. In addition, the Company granted stock options to a former shareholder of an acquired business pursuant to an employment agreement entered into in connection with the acquisition in fiscal 1999. A total of 3,287,306 shares of the Company's stock are reserved for issuance to employees, directors, officers and consultants as of October 31, 2008, including 1,623,742 shares currently under option and 1,663,564 shares available for future grants. Options issued under the 2002 Plan may be designated as incentive stock options or non-qualified stock options. Incentive stock options are granted with an exercise price of not less than 100% of the fair market value of the Company's common stock as of date of grant (110% thereof in certain cases) and are exercisable in percentages specified as of the date of grant over a period up to ten years. Only employees are eligible to receive incentive stock options. Non-qualified stock options under the 2002 Plan may be immediately exercisable. In March 2008, the Company's shareholders approved two amendments to the 2002 Plan, which principally increased the number of shares available for issuance under the plan and now requires options be granted with an exercise price of no less than fair market value of the Company's common stock as of the date of the grant. The options granted pursuant to the 2002 Plan may be designated as Common Stock and/or Class A Common Stock in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee at its sole discretion. Options granted under the Non-Qualified Stock Option Plan may be granted with an exercise price of no less than the fair market value of the Company's common stock as of the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. The stock options granted to a former shareholder of an acquired business were fully vested and transferable as of the grant date and expire ten years from the date of grant. The exercise price of such options was the fair market value as of the date of grant. Options under all stock option plans expire no later than ten years after the date of grant, unless extended by the Stock Option Plan Committee or the Board of Directors.

Information concerning stock option activity for each of the three fiscal years ended October 31 is as follows:

	Shares Available For Grant	Shares Under Option	
		Shares	Weighted Average Exercise Price
Outstanding as of October 31, 2005	156,303	3,588,680	$ 9.50
Granted	–	–	$ –
Cancelled	6,380	(10,371)	$ 8.96
Exercised	–	(844,291)	$ 7.34
Outstanding as of October 31, 2006	162,683	2,734,018	$ 10.16
Granted	–	–	$ –
Cancelled	221	(16,787)	$ 13.11
Exercised	–	(841,901)	$ 10.94
Outstanding as of October 31, 2007	162,904	1,875,330	$ 9.79
Shares approved by the Shareholders for the 2002 Stock Option Plan	1,500,000	–	$ –
Granted	–	–	$ –
Cancelled	660	(710)	$ 6.66
Exercised	–	(250,878)	$ 9.56
Outstanding as of October 31, 2008	1,663,564	1,623,742	$ 9.83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information concerning stock options outstanding and stock options exercisable by class of common stock as of October 31, 2008 is as follows:

Common Stock

	Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$ 1.16 - $ 2.90	90,182	$ 2.00	.9	$ 3,288,000
$ 2.91 - $ 7.00	–	$ –	–	–
$ 7.01 - $ 12.00	430,000	$ 9.20	4.1	12,586,000
$12.01 - $ 21.92	432,000	$ 13.81	2.4	10,654,000
	952,182	$ 10.61	3.0	$ 26,528,000

	Options Exercisable			
Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$ 1.16 - $ 2.90	90,182	$ 2.00	.9	$ 3,288,000
$ 2.91 - $ 7.00	–	$ –	–	–
$ 7.01 - $ 12.00	430,000	$ 9.20	4.1	12,586,000
$12.01 - $ 21.92	432,000	$ 13.81	2.4	10,654,000
	952,182	$ 10.61	3.0	$ 26,528,000

Class A Common Stock

	Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$ 1.16 - $ 2.90	95,795	$ 1.71	.9	$ 2,525,000
$ 2.91 - $ 7.00	66,880	$ 5.54	4.4	1,507,000
$ 7.01 - $ 12.00	309,756	$ 8.30	3.6	6,125,000
$12.01 - $ 21.92	199,129	$ 13.83	2.2	2,835,000
	671,560	$ 8.72	2.9	$ 12,992,000

	Options Exercisable			
Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$ 1.16 - $ 2.90	95,795	$ 1.71	.9	$ 2,525,000
$ 2.91 - $ 7.00	66,880	$ 5.54	4.4	1,507,000
$ 7.01 - $ 12.00	309,756	$ 8.30	3.6	6,125,000
$12.01 - $ 21.92	196,729	$ 13.83	2.2	2,802,000
	669,160	$ 8.70	2.9	$ 12,959,000

The aggregate intrinsic values in the tables above are calculated based on the difference between the closing price per share of the underlying common stock as reported on the New York Stock Exchange as of October 31, 2008 less the option exercise price (if a positive spread) multiplied by the number of stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information concerning stock options exercised is as follows:

For the year ended October 31,	2008	2007	2006
Cash proceeds from stock option exercises	$ 2,398,000	$ 6,875,000	$ 5,071,000
Tax benefit realized from stock option exercises	6,248,000	6,873,000	1,385,000
Intrinsic value of stock option exercises	7,854,000	20,900,000	16,105,000

The Company's net income for the fiscal years ended October 31, 2008, 2007 and 2006 includes compensation expense of $142,000, $658,000 and $1,373,000, respectively, and an income tax benefit related to the Company's stock options of $43,000, $165,000 and $391,000, respectively. Substantially all of the stock option compensation expense was recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations. As of October 31, 2008, there was $14,000 of pre-tax unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 1.1 years.

For the fiscal years ended October 31, 2008, 2007 and 2006, the excess tax benefit resulting from tax deductions in excess of the cumulative compensation cost recognized for stock options exercised was $4,324,000, $5,262,000 and $1,550,000, respectively, and is presented as a financing activity in the Consolidated Statements of Cash Flows.

The Company did not grant any stock options in fiscal 2008, 2007 or 2006. If there were a change in control of the Company, none of the unvested options outstanding would become immediately exercisable.

NOTE 9 I RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan (the "Plan") under which eligible employees of the Company and its participating subsidiaries may make Elective Deferral Contributions up to the limitations set forth in Section 402(g) of the Internal Revenue Code. The Company generally makes a 25% or 50% Employer Matching Contribution, as determined by the Board of Directors, based on a participant's Elective Deferral Contribution up to 6% of the participant's Compensation for the Elective Deferral Contribution period. The Employer Matching Contribution may be contributed to the Plan in the form of the Company's common stock or cash, as determined by the Company. The Company's match of a portion of a participant's contribution is invested in Company common stock and is based on the fair market value of the shares as of the date of contribution. The Plan also provides that the Company may contribute to the Plan additional amounts in its common stock or cash at the discretion of the Board of Directors. Employee contributions can not be invested in Company common stock.

Participants receive 100% vesting of employee contributions and cash dividends received on Company common stock. Vesting in Company contributions is based on a participant's number of years of vesting service. Contributions to the Plan charged to income in fiscal 2008, 2007, and 2006 totaled $230,000, $164,000 and $170,000, respectively. Company contributions are made with the use of forfeited shares within the Plan. As of October 31, 2008, the Plan held approximately 117,000 forfeited shares of Common Stock and 139,000 forfeited shares of Class A Common Stock, which are available to make future Company contributions.

In 1991, the Company established a Directors Retirement Plan covering its then current directors. The net assets of this plan as of October 31, 2008, 2007 and 2006 were not material to the financial position of the Company. During fiscal 2008, 2007 and 2006, $23,000, $20,000 and $64,000, respectively, were expensed for this plan.

NOTE 10 I RESEARCH AND DEVELOPMENT EXPENSES

Cost of sales amounts in fiscal 2008, 2007 and 2006 include approximately $18.4 million, $16.5 million and $15.3 million, respectively, of new product research and development expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 I NET INCOME PER SHARE

The computation of basic and diluted net income per share is as follows:

For the year ended October 31,	2008	2007	2006
Numerator:			
Net income	$ 48,511,000	$ 39,005,000	$ 31,888,000
Denominator:			
Weighted average common shares outstanding - basic	26,309,139	25,715,899	25,084,532
Effect of dilutive stock options	934,217	1,215,149	1,513,071
Weighted average common shares outstanding - diluted	27,243,356	26,931,048	26,597,603
Net income per share - basic	$ 1.84	$ 1.52	$ 1.27
Net income per share - diluted	$ 1.78	$ 1.45	$ 1.20
Anti-dilutive stock options excluded	–	–	12,540

NOTE 12 I QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales:				
2008	$ 134,287,000	$ 144,039,000	$ 147,305,000	$ 156,716,000
2007	113,684,000	121,215,000	133,155,000	139,870,000
Gross profit:				
2008	46,829,000	52,356,000	53,851,000	57,459,000
2007	37,488,000	43,667,000	47,705,000	48,598,000
Net income:				
2008	10,086,000	11,948,000	12,827,000	13,650,000
2007	7,921,000	9,407,000	10,914,000	10,763,000
Net income per share:				
Basic:				
2008	$ .39	$ .45	$ .49	$ .52
2007	.31	.37	.42	.41
Diluted:				
2008	.37	.44	.47	.50
2007	.30	.35	.40	.40

During the first and second quarters of fiscal 2007, the Company recorded the benefit of a tax credit (net of related expenses) for qualified research and development activities recognized for fiscal 2006 pursuant to the retroactive extension in December 2006 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which increased net income by $332,000 and $167,000, respectively, or $.01 each per diluted share.

During the fourth quarter of fiscal 2008, the Company recorded impairment losses related to the write-down of certain intangible assets to their estimated fair values, which decreased net income by $1,140,000, or $.04 per diluted share, in aggregate.

Due to changes in the average number of common shares outstanding, net income per share for the full fiscal year may not equal the sum of the four individual quarters.

NOTE 13 I OPERATING SEGMENTS

The Company has two operating segments: the Flight Support Group ("FSG") consisting of HEICO Aerospace and its subsidiaries and the Electronic Technologies Group ("ETG"), consisting of HEICO Electronic and its subsidiaries. The Flight Support Group designs, manufactures, repairs and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the FAA. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government. The Electronic Technologies Group designs and manufactures electronic, microwave, and electro-optical equipment and components, high-speed interface products, high voltage interconnection devices, and high voltage advanced power electronics products primarily for the aviation, defense, space, homeland security, electronics and medical industries.

The Company's reportable operating segments offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

Segment Profit or Loss

The accounting policies of the Company's operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements. Management evaluates segment performance based on segment operating income.

Information on the Company's two operating segments, the FSG and the ETG, for each of the fiscal years ended October 31 is as follows:

	FSG	ETG	Other, Primarily Corporate and Intersegment	Consolidated Totals
For the year ended October 31, 2008:				
Net sales	$ 436,810,000	$ 146,044,000	$ (507,000)	$ 582,347,000
Depreciation and amortization	9,339,000	5,238,000	475,000	15,052,000
Operating income	81,184,000	38,775,000	(14,171,000)	105,788,000
Capital expenditures	10,735,000	2,093,000	627,000	13,455,000
Total assets	418,079,000	220,888,000	37,575,000	676,542,000
For the year ended October 31, 2007:				
Net sales	$ 383,911,000	$ 124,035,000	$ (22,000)	$ 507,924,000
Depreciation and amortization	8,047,000	3,786,000	334,000	12,167,000
Operating income	67,408,000	33,870,000	(15,264,000)	86,014,000
Capital expenditures	10,146,000	2,300,000	440,000	12,886,000
Total assets	379,433,000	230,448,000	21,421,000	631,302,000
For the year ended October 31, 2006:				
Net sales	$ 277,255,000	$ 115,021,000	$ (86,000)	$ 392,190,000
Depreciation and amortization	6,822,000	3,437,000	306,000	10,565,000
Operating income	46,840,000	34,026,000	(13,999,000)	66,867,000
Capital expenditures	8,189,000	1,607,000	168,000	9,964,000
Total assets	337,020,000	180,359,000	17,436,000	534,815,000

Major Customers and Geographic Information

No one customer accounted for 10% or more of the Company's consolidated net sales during the last three fiscal years. The Company's net sales originating and long-lived assets held outside of the United States during each of the last three fiscal years were not material.

The Company markets its products and services in over 100 countries. Other than in the United States, the Company does not conduct business in any other country in which its sales in that country exceed 10% of consolidated sales. Sales are attributed to countries based on the location of customers. The composition of the Company's sales to customers between those in the United States and those in other locations for each of the three fiscal years ended October 31 as follows:

For the year ended October 31,	2008	2007	2006
United States	$ 400,447,000	$ 365,588,000	$ 284,048,000
Other	181,900,000	142,336,000	108,142,000
Total	$ 582,347,000	$ 507,924,000	$ 392,190,000

NOTE 14 I COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain property and equipment, including manufacturing facilities and office equipment under operating leases. Some of these leases provide the Company with the option after the initial lease term either to purchase the property at the then fair market value or renew the lease at the then fair rental value. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

For the year ending October 31,	
2009	$ 5,749,000
2010	5,487,000
2011	4,592,000
2012	4,040,000
2013	3,260,000
Thereafter	9,065,000
Total minimum lease commitments	$ 32,193,000

Total rent expense charged to operations for operating leases in fiscal 2008, 2007 and 2006 amounted to $6,074,000, $4,221,000 and $3,409,000, respectively.

Guarantees

The Company has arranged for standby letters of credit aggregating $1.4 million to meet the security requirement of its insurance company for potential workers' compensation claims, which are supported by the Company's revolving credit facility.

Product Warranty

Changes in the Company's product warranty liability for fiscal 2008 and 2007 are as follows:

Balance as of October 31, 2006	$ 534,000
Acquired warranty liabilities	52,000
Accruals for warranties	1,451,000
Warranty claims settled	(856,000)
Balance as of October 31, 2007	1,181,000
Accruals for warranties	1,201,000
Warranty claims settled	(1,711,000)
Balance as of October 31, 2008	$ 671,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquisitions

Put/Call Rights

Pursuant to the purchase agreement related to the acquisition of an 80% interest in a subsidiary by the FSG in fiscal 2001, the Company acquired an additional 10% of the equity interests of the subsidiary in fiscal 2007. The Company has provided notice to the minority interest holder that it will purchase the remaining 10% interest effective October 31, 2008. Accordingly, the Company accrued $1.2 million as of October 31, 2008 related to the purchase of this equity interest, which was paid in December 2008.

As part of the agreement to acquire an 80% interest in a subsidiary by the ETG in fiscal 2004, the Company has the right to purchase the minority interests over a five-year period beginning at approximately the tenth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase their interests over a five-year period commencing on approximately the fifth anniversary of the acquisition, or sooner under certain conditions.

Pursuant to the purchase agreement related to the acquisition of a 85% interest in a subsidiary by the ETG in fiscal 2005, certain minority interest holders exercised their option during fiscal 2007 to cause the Company to purchase their aggregate 3% interest over a four-year period ending in fiscal 2010. Accordingly, the Company increased its ownership interest in the subsidiary by 1.5% (or one-fourth of such minority interest holders' aggregate interest in fiscal 2007 and 2008, respectively) to 86.5% effective April 2008. Further, the remaining minority interest holders currently have the right to cause the Company to purchase their aggregate 12% interest over a four-year period.

Pursuant to the purchase agreement related to the acquisition of a 51% interest in a subsidiary by the FSG in fiscal 2006, the minority interest holders exercised their option during fiscal 2008 to cause the Company to purchase an aggregate 28% interest over a four-year period ending in fiscal 2011. Accordingly, the Company increased its ownership interest in the subsidiary by 7% (or one-fourth of such minority interest holders' aggregate interest) to 58% effective April 2008. In December 2008, the Company and the minority interest holders agreed to accelerate the purchase of 14% of these equity interests (7% from April 2009 and 7% from April 2010) to December 2008. The estimated purchase price of this 14% interest is $9.3 million (see Note 16, Subsequent Event, of the Notes to Consolidated Financial Statements). Further, the Company has the right to purchase the remaining 21% of the equity interests of the subsidiary over a three-year period beginning approximately after the fourth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of the agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2006, the Company has the right to purchase the minority interests over a four-year period beginning at approximately the eighth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of an agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2008, the Company has the right to purchase the minority interests over a five-year period beginning at approximately the sixth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

The above referenced rights of the minority interest holders ("Put Rights") may be exercised on varying dates causing the Company to purchase their equity interests beginning in fiscal 2009 through fiscal 2018. The Put Rights, all of which relate either to common shares or membership interests in limited liability companies, provide that the cash consideration to be paid for the minority interests ("Redemption Amount") be at a formula that management intended to reasonably approximate fair value, as defined in the applicable agreements based on a multiple of future earnings over a measurement period. Assuming the subsidiaries perform over their respective future measurement periods at the same earnings levels they performed in the comparable historical measurement periods and assuming all Put Rights are exercised, the aggregate Redemption Amount that the Company would be required to pay is approximately $49 million (which excludes the aforementioned $1.2 million accrued as of October 31, 2008). The actual Redemption Amount will likely be different. Upon exercise of any Put Right, the Company's ownership interest in the subsidiary would increase and minority interest expense would decrease.

The Put Rights are embedded in the shares owned by the minority interest holders and are not freestanding. Consistent with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," minority interests have been recorded on the Company's consolidated balance sheets at historical cost plus an allocation of subsidiary earnings based on ownership interests, less dividends paid to the minority interest holders. As described in Note 1, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements, the FASB issued SFAS No. 160 in December 2007 that will change the current accounting and financial reporting for non-controlling (minority) interests. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. The Company will adopt SFAS No. 160 on November 1, 2009. SFAS No. 160 will require that non-controlling (minority) interests be reported in the consolidated balance sheet within equity. The Company is not yet in a position to assess the full impact and related disclosure of adopting SFAS No. 160 on its minority interest liabilities and related Put Rights.

Additional Contingent Purchase Consideration

As part of the agreement to purchase a subsidiary by the ETG in fiscal 2005, the Company may be obligated to pay additional purchase consideration currently estimated to total up to $2.7 million should the subsidiary meet certain product line-related earnings objectives during the fourth and fifth years following the acquisition.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2006, the Company may be obligated to pay additional purchase consideration up to $19.2 million based on the subsidiary's fiscal 2009 earnings relative to target.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2007, the Company may be obligated to pay additional purchase consideration up to 73 million Canadian dollars in aggregate, which translates to $59.7 million U.S. dollars based on the October 31, 2008 exchange rate, should the subsidiary meet certain earnings objectives during the first five years following the acquisition.

As part of the agreement to acquire a subsidiary by the FSG in fiscal 2008, the Company may be obligated to pay additional consideration of up to approximately $.4 million in aggregate should the subsidiary meet certain earnings objectives during the third, fourth and fifth years following the acquisition.

The above referenced additional contingent purchase consideration will be accrued when the earnings objectives are met. Such additional contingent consideration is based on a multiple of earnings above a threshold (subject to a cap in certain cases) and is not contingent upon the former shareholders of the acquired entities remaining employed by the Company or providing future services to the Company. Accordingly, such consideration will be recorded as an additional cost of the respective acquired entity when paid. The maximum amount of such contingent consideration that the Company could be required to pay aggregates approximately $82 million payable over the future periods beginning in fiscal 2010 through fiscal 2013. Assuming the subsidiaries perform over their respective future measurement periods at the same earnings levels they performed in the comparable historical measurement periods, the aggregate amount of such contingent consideration that the Company would be required to pay is approximately $5 million. The actual contingent purchase consideration will likely be different.

Litigation

The Company is involved in various legal actions arising in the normal course of business. Based upon the Company's and its legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

NOTE 15 I SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest was $2,443,000, $3,287,000 and $3,459,000 in fiscal 2008, 2007 and 2006, respectively. Cash paid for income taxes was $26,669,000, $16,572,000 and $15,823,000 in fiscal 2008, 2007 and 2006, respectively. Cash received from income tax refunds in fiscal 2008, 2007 and 2006 was $29,000, $243,000 and $51,000 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash investing activities related to acquisitions, including contingent purchase price payments to previous owners of acquired businesses, is as follows:

For the year ended October 31,	2008	2007	2006
Fair value of assets acquired:			
Liabilities assumed	$ 1,581,000	$ 7,460,000	$ 13,937,000
Minority interests in consolidated subsidiaries	(412,000)	(412,000)	6,301,000
Less:			
Goodwill	9,685,000	22,296,000	19,707,000
Identifiable intangible assets	3,991,000	15,902,000	19,640,000
Accrued additional purchase consideration	11,736,000	7,180,000	3,045,000
Inventories, net	1,252,000	3,539,000	21,342,000
Accounts receivable, net	2,045,000	2,569,000	12,213,000
Property, plant and equipment	1,394,000	2,142,000	690,000
Other assets	104,000	1,787,000	1,718,000
Acquisitions and related costs, net of cash acquired	$ (29,038,000)	$ (48,367,000)	$ (58,117,000)

In connection with certain acquisitions, the Company accrued additional purchase consideration aggregating $3.4 million, $11.7 million and $7.2 million in fiscal 2008, 2007 and 2006, respectively, which was allocated to goodwill (see Note 2, Acquisitions, and Note 4, Goodwill and Other Intangible Assets, of the Notes to Consolidated Financial Statements).

There were no significant capital lease and/or other equipment financing activities during fiscal 2008, 2007 or 2006.

NOTE 16 I SUBSEQUENT EVENT

Pursuant to the agreement to acquire a 51% interest in a subsidiary by the Flight Support Group in fiscal 2006, the minority interest holders exercised their option during fiscal 2008 to cause the Company to purchase their aggregate 28% interest over a four-year period ending in fiscal 2011. In December 2008, the Company and the minority interest holders agreed to accelerate the purchase of 14% of these equity interests (7% from April 2009 and 7% from April 2010) to December 2008. The estimated purchase price of this 14% interest is $9.3 million. The remaining 7% interest is anticipated to be purchased in April 2011.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HEICO Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of and with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on its assessment, management believes that the Company's internal control over financial reporting is effective as of October 31, 2008.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting as of October 31, 2008 as stated in their report included on the following page.

EXECUTIVE OFFICER CERTIFICATIONS

HEICO Corporation has filed with the U.S. Securities and Exchange Commission as exhibits 31.1 and 31.2 to its Form 10-K for the year ended October 31, 2008, the required certifications of its Chief Executive Officer (CEO) and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act regarding the quality of its public disclosures. HEICO Corporation's CEO also has submitted to the New York Stock Exchange (NYSE) following the March 2008 annual meeting of shareholders, the annual CEO certification stating that he is not aware of any violation by HEICO Corporation of the NYSE's corporate governance listing standards. All Board of Directors Committee Charters, Corporate Governance Guidelines as well as HEICO's Code of Ethics and Business Conduct are located on HEICO's web site at www.heico.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended October 31, 2008. We have also audited the Company's internal control over financial reporting as of October 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HEICO Corporation and subsidiaries as of October 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
December 24, 2008

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Company's Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange ("NYSE") under the symbols "HEI.A" and "HEI," respectively. The following tables set forth, for the periods indicated, the high and low share prices for the Class A Common Stock and the Common Stock as reported on the NYSE, as well as the amount of cash dividends paid per share during such periods.

Class A Common Stock

	High	Low	Cash Dividends Per Share
Fiscal 2007:			
First Quarter	$ 33.01	$ 28.72	$ .04
Second Quarter	34.29	29.10	–
Third Quarter	37.58	30.65	.04
Fourth Quarter	44.36	32.65	–
Fiscal 2008:			
First Quarter	$ 44.63	$ 32.05	$ .05
Second Quarter	42.24	32.80	–
Third Quarter	41.68	24.87	.05
Fourth Quarter	36.19	19.82	–

As of December 19, 2008, there were 672 holders of record of the Company's Class A Common Stock.

Common Stock

	High	Low	Cash Dividends Per Share
Fiscal 2007:			
First Quarter	$ 40.07	$ 34.01	$ .04
Second Quarter	40.35	33.76	–
Third Quarter	44.43	35.81	.04
Fourth Quarter	54.52	39.51	–
Fiscal 2008:			
First Quarter	$ 56.92	$ 42.00	$ .05
Second Quarter	52.78	41.80	–
Third Quarter	54.35	30.16	.05
Fourth Quarter	48.27	26.49	–

As of December 19, 2008, there were 652 holders of record of the Company's Common Stock.

In addition, as of December 19, 2008, there were approximately 3,800 holders of the Company's Class A Common Stock and Common Stock who held their shares in brokerage or nominee accounts. The combined total of all record holders and brokerage or nominee holders is approximately 5,100 holders of both classes of common stock.

In December 2008, the Board of Directors declared a regular semi-annual cash dividend of $.06 per share payable in January 2009. The cash dividend represents a 20% increase over the prior per share amount of $.05.

Performance Graphs

The following graph and table compare the total return on $100 invested in HEICO Common Stock and HEICO Class A Common Stock with the total return of $100 invested in the New York Stock Exchange (NYSE) Composite Index and the Dow Jones U.S. Aerospace Index for the five-year period from October 31, 2003 through October 31, 2008. The NYSE Composite Index measures all common stock listed on the NYSE. The Dow Jones U.S. Aerospace Index is comprised of large companies which make aircraft, major weapons, radar and other defense equipment and systems as well as providers of satellites used for defense purposes. The total returns include the reinvestment of cash dividends.

Comparison of Five-Year Cumulative Total Return


HEICO Common Stock
NYSE Composite Index
HEICO Class A Common Stock
Dow Jones U.S. Aerospace Index
$500
$400
$300
$200
$100
$0
03
04
05
06
07
08

Continues on next page

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Cumulative Total Return as of October 31,

	2003	2004	2005	2006	2007	2008
HEICO Common Stock[1]	$ 100.00	$ 127.76	$ 156.79	$ 258.85	$ 388.10	$ 273.25
HEICO Class A Common Stock[1]	100.00	128.44	156.98	278.92	403.94	262.51
NYSE Composite Index	100.00	112.31	124.74	147.26	173.04	101.71
Dow Jones U.S. Aerospace Index	100.00	121.70	147.45	192.78	254.54	153.28

(1) Information has been adjusted retroactively to give effect to a 10% stock dividend paid in shares of Class A Common Stock in January 2004.

The following graph and table compare the total return on $100 invested in HEICO Common Stock since October 31, 1990 using the same indices shown on the five-year performance graph on the previous page. October 31, 1990 was the end of the first fiscal year following the date the current executive management team assumed leadership of the Company. No Class A Common Stock was outstanding as of October 31, 1990. As with the five-year performance graph, the total returns include the reinvestment of cash dividends.

Comparison of Eighteen-Year Cumulative Total Return


$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
HEICO Common Stock
NYSE Composite Index
Dow Jones U.S. Aerospace Index
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08

Cumulative Total Return as of October 31,

	1990	1991	1992	1993	1994	1995	1996
HEICO Common Stock[1]	$ 100.00	$ 141.49	$ 158.35	$ 173.88	$ 123.41	$ 263.25	$ 430.02
NYSE Composite Index	100.00	130.31	138.76	156.09	155.68	186.32	225.37
Dow Jones U.S. Aerospace Index	100.00	130.67	122.00	158.36	176.11	252.00	341.65

	1997	1998	1999	2000	2001	2002	2003
HEICO Common Stock[1]	$1,008.31	$1,448.99	$1,051.61	$ 809.50	$1,045.86	$ 670.39	$1,067.42
NYSE Composite Index	289.55	326.98	376.40	400.81	328.78	284.59	339.15
Dow Jones U.S. Aerospace Index	376.36	378.66	295.99	418.32	333.32	343.88	393.19

	2004	2005	2006	2007	2008
HEICO Common Stock[1]	$1,366.57	$1,674.40	$2,846.48	$4,208.54	$2,872.01
NYSE Composite Index	380.91	423.05	499.42	586.87	344.96
Dow Jones U.S. Aerospace Index	478.49	579.77	757.97	1,000.84	602.66

(1) Information has been adjusted retroactively to give effect to all stock dividends paid during the eighteen-year period.

OFFICERS & KEY TEAM MEMBERS

Laurans A. Mendelson
Chairman of the Board of Directors,
President and Chief Executive Officer,
HEICO Corporation

Joshua S. Abelson
Executive Vice President and
Chief Marketing Officer,
HEICO Aerospace Holdings Corp.

Jeff Andrews
Vice President and General Manager,
Niacc-Avitech Technologies, Inc.

Vaughn Barnes
President,
HEICO Specialty Products Group
and Thermal Structures, Inc.

Paul Belisle
Vice President - Marketing,
HEICO Repair Group

Jeffrey S. Biederwolf
Senior Vice President,
HEICO Component Repair Group - Miami

Vickie Y. Brint
Vice President -
Organizational Development,
HEICO Aerospace Holdings Corp.

Russ Carlson
Vice President - PMA Operations,
HEICO Parts Group

Barry Cohen
Chief Executive Officer and Founder,
Prime Air, LLC

Ian D. Crawford
President and Founder,
Analog Modules, Inc.

John DeFries
President,
Essex X-Ray and Medical Equipment LTD

Vital Dumais
President and Co-Founder,
EMD Technologies Company

Philip Famiglietti
Vice President and General Manager,
Turbine Kinetics, Inc.

Mike Garcia
Vice President and
General Manager - Structures,
HEICO Component Repair Group - Miami

Jerry Goldlust
President and Founder,
HVT Group, Inc. and Dielectric Sciences, Inc.

Rick Hamill
Vice President and General Manager,
DEC Technologies, Inc.

William S. Harlow
Vice President - Corporate Development,
HEICO Corporation

Walter Howard
Vice President and General Manager,
Aero Design, Inc.

Jason Humphries
General Manager,
Aircraft Technology, Inc.

John F. Hunter
Executive Vice President and
Chief Operating Officer,
HEICO Aerospace Holdings Corp.

Thomas S. Irwin
Executive Vice President and
Chief Financial Officer,
HEICO Corporation

Frank Kyler
Vice President - Human Resources,
HEICO Aerospace Holdings Corp.

Elizabeth R. Letendre
Corporate Secretary,
HEICO Corporation

Jack Lewis
Vice President and General Manager,
Jet Avion Corporation

Omar Lloret
Vice President and
General Manager - Accessories,
HEICO Component Repair Group - Miami

David A. Lowry
President and Co-Founder,
Engineering Design Team, Inc.

Pat Markham
Vice President - Technical Services,
HEICO Parts Group

Steve McHugh
Chief Operating Officer,
Electronic Technologies Group and
President and Co-Founder,
Santa Barbara Infrared, Inc.

Eric A. Mendelson
President, Flight Support Group
and Executive Vice President,
HEICO Corporation

Victor H. Mendelson
President, Electronic Technologies
Group and Executive Vice President,
HEICO Corporation

Luis J. Morell
President,
HEICO Repair Group

Dario Negrini
President,
Leader Tech, Inc.

Carrie Novello
Vice President - Finance,
HEICO Parts Group

William O'Brien
President and Co-Founder,
Lumina Power, Inc.

Buddy Padilla
Vice President - Sales,
HEICO Repair Group

Joseph W. Pallot
General Counsel,
HEICO Corporation

John Pollard
Vice President and General Manager,
McClain International, Inc.

James L. Reum
Executive Vice President,
HEICO Aerospace Holdings Corp.

Rex Reum
Vice President and General Manager,
Jetseal, Inc.

Thomas L. Ricketts
President and Co-Founder,
Connectronics Corp. and Wiremax

Troy J. Rodriguez
President and Co-Founder,
Sierra Microwave Technology, LLC

James E. Roubian
Senior Vice President - Manufacturing,
HEICO Parts Group and President,
LPI Corporation

Katherine Schaefer
Senior Vice President - Sales and Marketing,
HEICO Parts Group

Charles Schofield
Senior Vice President and General Manager,
Radiant Power Corp.

Val Shelley
Senior Vice President - Development,
HEICO Aerospace Holdings Corp.

Michael W. Siegel
Senior Vice President -
Finance and Administration,
HEICO Aerospace Holdings Corp.

Rick Stine
President,
HEICO Parts Group

David Susser
President,
HEICO Distribution Group and
Seal Dynamics LLC

Karl Trowbridge
Managing Director and Founder,
Avisource, Ltd.

Gregg Tuttle
Vice President and General Manager,
Future Aviation, Inc.

Steven Walker
Corporate Controller and
Assistant Treasurer,
HEICO Corporation

Jeff Williams
Vice President and General Manager,
Flight Specialties Components

Nicholas "Tony" Wright
Vice President and General Manager,
Inertial Airline Services, Inc.



BOARD OF DIRECTORS

SAMUEL L. HIGGINBOTTOM
Former Chairman, President and
Chief Executive Officer,
Rolls-Royce, Inc.

MARK H. HILDEBRANDT
Partner,
Waldman, Feluren, Hildebrandt
& Trigoboff, P.A.

WOLFGANG MAYRHUBER
Chairman of the Executive Board
and Chief Executive Officer,
Deutsche Lufthansa AG

ERIC A. MENDELSON
President, Flight Support Group,
and Executive Vice President,
HEICO Corporation

LAURANS A. MENDELSON
Chairman, President and
Chief Executive Officer,
HEICO Corporation

VICTOR H. MENDELSON
President,
Electronic Technologies Group,
and Executive Vice President,
HEICO Corporation

ALBERT MORRISON, JR.
Chairman Emeritus,
Morrison, Brown, Argiz & Farra, LLP,
Certified Public Accountants

DR. ALAN SCHRIESHEIM
Retired Director,
Argonne National Laboratory

FRANK J. SCHWITTER
Retired Partner,
Arthur Andersen LLP


Samuel L. Higginbottom


Mark H. Hildebrandt


Wolfgang Mayrhuber


Eric A. Mendelson


Laurans A. Mendelson


Victor H. Mendelson


Albert Morrison, Jr.


Dr. Alan Schriesheim


Frank J. Schwitter



HEICO CORPORATION

Corporate Offices
3000 Taft Street
Hollywood, Florida 33021
Telephone 954 987 4000
Facsimile 954 987 8228
World Wide Web Site:
http://www.heico.com

SUBSIDIARIES

HEICO Aerospace Holdings Corp.
Hollywood, Florida
- HEICO Parts Group
  - Aero Design, Inc.
  - Aircraft Technology, Inc.
  - DEC Technologies, Inc.
  - HEICO Aerospace Parts Corp.
  - Jet Avion Corporation
  - LPI Corporation
  - McClain International, Inc.
  - Rogers-Dierks, Inc.
  - Turbine Kinetics, Inc.
- HEICO Aerospace Corporation
- HEICO Repair Group
  - Future Aviation, Inc.
  - HEICO Component Repair Group - Miami
  - Inertial Airline Services, Inc.
  - Niacc-Avitech Technologies, Inc.
  - Prime Air, LLC
    - Avisource, Ltd.
  - Sunshine Avionics LLC
- HEICO Specialty Products Group
  - Jetseal, Inc.
  - Thermal Structures, Inc.
- HEICO Distribution Group
  - Seal Dynamics LLC

HEICO Electronic Technologies Corp.
Miami, Florida
- Analog Modules, Inc.
- Connectronics Corp. and Wiremax
- EMD Technologies Company
- Engineering Design Team, Inc.
- HVT Group, Inc.
  - Dielectric Sciences, Inc.
  - Essex X-Ray & Medical Equipment LTD
- Leader Tech, Inc.
- Lumina Power, Inc.
- Radiant Power Corp.
- Santa Barbara Infrared, Inc.
- Sierra Microwave Technology, LLC

REGISTRAR & TRANSFER AGENT

Mellon Investor Services
Atlanta, GA

New York Stock Exchange Symbols:
Class A Common Stock - "HEI.A"
Common Stock - "HEI"

FORM 10-K AND BOARD OF DIRECTORS INQUIRIES

The Company's Annual Report on Form 10-K for 2008, as filed with the Securities and Exchange Commission, is available without charge upon written request to the Corporate Secretary at the Company's headquarters. Any inquiry to any member of the Company's Board of Directors, including, but not limited to "independent" Directors, should be addressed to such Director(s) care of the Company's Headquarters and such inquiries will be forwarded to the Director(s) of whom the inquiry is being made.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Friday, March 27, 2009 at 10:00 a.m. at:
Conrad Miami Hotel
at Espirito Santo Plaza
1395 Brickell Avenue
Miami, Florida 33131
Telephone 305 503 6500

SHAREHOLDER INFORMATION

Elizabeth R. Letendre
Corporate Secretary
HEICO Corporation
3000 Taft Street
Hollywood, Florida 33021
Telephone 954 987 4000
Facsimile 954 987 8228
eletendre@heico.com


HEI
Listed
NYSE

HEICO®
CORPORATION

END